Exhibit 99.1

1710 – 650 West Georgia Street

Vancouver, British Columbia, V6B 4N9

Tel: (604) 688-2001 Fax: (604) 688-2043

Email: invest@canadianzinc.com

Website: www.canadianzinc.com

 Annual Information Form

For the year ended December 31, 2013

As of March 20, 2014

CONTENTS

Preliminary Notes and Introduction	3
Scientific and Technical Information	4
Corporate Structure	5
General Development of the Business	5
Three Year History	5
Acquisitions	7
Financing for Prairie Creek	7
Outlook	7
Description of the Business	7
History	8
Employees	15
Principal Property – Prairie Creek, Northwest Territories	15
Exploration Activity	23
Environmental Assessment and Permitting	29
Environmental Matters	35
First Nations	44
Socio-Economic Agreements	49
Acquisition of Messina Minerals Inc.	50
Acquisition of Paragon Minerals Corporation	51
Vatukoula Gold Mines plc	53
Policies	54
Risk Factors	54
Dividends and Distributions	63
Capital Structure	64
Market for Securities	65
Prior Sales	65
Escrowed Securities	65
Directors and Officers	66
Legal Proceedings and Regulatory Actions	67
Interest of Management and Others In Material Transactions	67
Transfer Agents and Registrars	68
Material Contracts	68
Interests of Experts	68
Audit Committee Information	69
Additional Information	72

PRELIMINARY NOTES AND INTRODUCTION

This Annual Information Form (“AIF” or “Annual Information Form“), dated March 20, 2014, describes Canadian Zinc Corporation (the “Company”, “Canadian Zinc” or “CZN”), its operations and prospects, risks and other external factors that impact the Company. The information in this AIF is presented as at and for the financial year ended December 31, 2013, unless otherwise specified. In order to better understand the AIF, it should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the years ended December 31, 2013 and 2012.

The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward-Looking Statements: This Annual Information Form contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this Annual Information Form include statements with respect to:

•	the Company’s planned/proposed Prairie Creek mine operations, which includes future mine grades and recoveries;
•	the Company’s plans for further exploration at the Prairie Creek Mine and other exploration properties;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	financings and the expected use of proceeds thereof;
•	the completion of financings and other transactions;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital and construction costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; inability to obtain and/or maintain permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets and other matters discussed under “Risk Factors” herein and under “Liquidity, Financial Condition” and “Capital Resources” and “Review of Financial Results” contained in Management’s Discussion and Analysis for the year ended December 31, 2013.

These forward-looking statements are based on certain assumptions which the Company believes are reasonable, including that current zinc, lead, silver and other commodity prices will be sustained, or will improve; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as expected; any additional financing required by the Company will be available on reasonable terms; that general business and economic conditions will not change in a materially adverse manner; and that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be maintained on acceptable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources: The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this Annual Information Form, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from Canadian Zinc, or from the SEC’s website at http://www.sec.gov/edgar.shtml. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

Cautionary Note: Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that all or any part of an inferred mineral resource will ever be upgraded to a measured or indicated mineral resource or to a mineral reserve.

Additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

SCIENTIFIC AND TECHNICAL INFORMATION

Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), has prepared, supervised the preparation of or reviewed, the parts of this Annual Information Form that are of a scientific or technical nature.

CORPORATE STRUCTURE

The Company was incorporated in British Columbia, Canada, on December 16, 1965 under the former Companies Act of British Columbia. The Company changed its name to “San Andreas Resources Corporation” on August 29, 1991 and to “Canadian Zinc Corporation” on May 25, 1999. The Company currently exists under the Business Corporations Act (British Columbia). On June 16, 2004, the Company’s shareholders adopted new Articles to bring the Company’s Charter documents up to date and into conformity with the then new Business Corporations Act (British Columbia).

The Company's head office, which is also its registered and records office, is located at Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N9.

At the end of its most recently completed financial year the Company structure includes a wholly-owned subsidiary Paragon Minerals Corporation (“Paragon”), which is organized under the laws of Canada and a wholly-owned subsidiary Messina Minerals Inc. (“Messina”) which is organized under the laws of British Columbia. (See “General Development of the Business – Company Acquisitions”) The following chart shows the intercorporate relationship between the Company and its subsidiaries:

The Company’s shareholders passed a resolution to amend the Company’s authorized share capital from 50,000,000 common shares with no par value to 100,000,000 common shares with no par value on May 24, 2002 and from 100,000,000 common shares with no par value to 200,000,000 common shares with no par value on December 30, 2003. On June 16, 2004, shareholders passed a resolution to change the authorized share capital to an unlimited number of common shares with no par value.

GENERAL DEVELOPMENT OF THE BUSINESS

Canadian Zinc is a public company listed on the Toronto Stock Exchange under the symbol “CZN” and traded on the OTCQB under the symbol “CZICF” and is engaged in the business of exploration and, when warranted, development of natural resource properties. The Company’s principal focus is the development of the Prairie Creek property (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”) in the Northwest Territories, Canada and the exploration of base metal properties in Newfoundland and Labrador, Canada.

The Prairie Creek Property contains a zinc/lead/silver mineral resource with adjacent mill and mine infrastructure facilities, located approximately 500 kilometres west of Yellowknife in the Northwest Territories, Canada.

Canadian Zinc also owns an extensive land package in central Newfoundland, Canada, with known mineral deposits and extensive exploration potential, which includes the South Tally Pond project, which hosts the Lemarchant deposit, the Tulks South project, which hosts the Boomerang and Domino deposits, and the Long Lake project.

Three Year History

Throughout the years 2011, 2012 and 2013, the Company’s principal focus has been its efforts to advance the Prairie Creek Project towards completion of development and subsequent production, principally in the re-permitting and environmental assessment process.

Permitting

On December 8, 2011, the Mackenzie Valley Environmental Impact Review Board (the “Review Board”) issued its Report of Environmental Assessment and Reasons for Decision (the “EA Report”) for the Company’s proposed Prairie Creek Mine in which it concluded that the proposed development of the Prairie Creek Mine is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern; that an environmental impact review of this proposed development is not necessary; and that the proposed Prairie Creek Mine project should proceed to the regulatory phase for approvals by the Water Board.

In January 2012, following the completion of the Environmental Assessment in December 2011, the Mackenzie Valley Land and Water Board (“MVLWB” or the “Water Board”) commenced the regulatory process for the issue of a Type “A” Water Licence and Land Use Permits for the operation of the Prairie Creek Mine.

In June 2013, the MVLWB issued Land Use Permit MV2008D0014 which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site.

In September 2013, the Minister of Aboriginal Affairs and Northern Development Canada (“AANDC”), approved and signed the Type “A” Water Licence for the Prairie Creek Mine in the Northwest Territories, Canada. The Type “A” Water Licence, MV2008L2-002, was issued by the Water Board on September 24, 2013 and is valid for a term of seven years and entitles Canadian Zinc to use water, dewater the underground mine for the purposes of mining and to dispose of waste for mining and milling.

Further development and subsequent mine production at Prairie Creek are fully permitted and the Company now holds all the necessary permits for the construction, development and operation of the Prairie Creek Mine along with all necessary permits for the construction and operation of the entire 184 kilometre access road which connects the Prairie Creek Property to the Liard Highway.

Preliminary Feasibility Study

A Preliminary Feasibility Study (“PFS” or “Preliminary Feasibility Study”) prepared by SNC-Lavalin Inc. (“SNC” or “SNC-Lavalin”) of Vancouver was submitted to the Company in June 2012 and the corresponding Technical Report by AMC Mining Consultants (Canada) Ltd. (the “AMC Technical Report”) entitled “Prairie Creek Property, Northwest Territories, Canada, Technical Report for Canadian Zinc Corporation” Qualified Persons J. M. Shannon, P. Geo., AMC Mining Consultants Ltd.; D. Nussipakynova, P. Geo., AMC Mining Consultants Ltd.; JB Hancock, P. Eng., Barrie Hancock & Associates Inc.; and B MacLean, P. Eng., SNC-Lavalin Inc. and dated June 15, 2012 was filed on SEDAR on August 9, 2012.

The AMC Technical Report contains capital cost estimates for the rehabilitation and upgrading of the mill, power plant and water treatment plant, and for new water storage ponds. It includes an engineering procurement and construction management plan, as well as working cost estimates for mining, processing and transportation. A comprehensive cash flow model was designed to estimate the economics of the proposed operation.

In 2013, the Company initiated an Optimization Study (“OS”) to further refine the PFS findings. In November 2013, the Company engaged JDS Energy & Mining Inc. (“JDS”) to complete a site condition investigation and engaged AMC Consultants to undertake an optimization study of the underground mine plan with a view to reducing the initial development, shorten the development schedule and optimize mine operating costs. In January 2014, the Company engaged Tetra Tech to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine. Canadian Zinc and Tetra Tech will issue tender packages for competitive tenders to qualified bidders in the first and second quarters of 2014.

Exploration and Site Programs

The Company conducted exploration drill programs during the summer and early fall in 2011, 2012 and 2013.

Acquisitions

On July 31, 2012, Canadian Zinc announced that it had entered into a binding arrangement agreement to complete a business combination as well as a non-brokered private placement with Paragon Minerals Corporation. On September 24, 2012, Canadian Zinc acquired all of the outstanding common shares of Paragon in exchange for common shares of Canadian Zinc on the basis of 0.136 of a share of Canadian Zinc for each share of Paragon.

On December 20, 2013, the Company completed its previously announced acquisition of Messina Minerals Inc. Under the terms of the Agreement, Canadian Zinc acquired all of the outstanding common shares of Messina in exchange for 2,132,714 common shares of Canadian Zinc by way of a statutory plan of arrangement on the basis of one share of Canadian Zinc for 5.9 shares of Messina.

Financing for Prairie Creek

In May 2013, Canadian Zinc raised $10.3 million by the sale to Sandstorm Metals & Energy Ltd. of a 1.2% net smelter return royalty (“NSR”) on the Prairie Creek Mine. In addition, as part of the agreement, Sandstorm has granted Canadian Zinc the option, for a period of 30 months, to repurchase 100% of the NSR without premium or penalty for US$10 million, if Canadian Zinc enters into a metal stream agreement with Sandstorm under which Sandstorm will provide Canadian Zinc with an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine. Canadian Zinc has granted Sandstorm with a right of first refusal on any future royalty or stream financing for the Prairie Creek project.

Outlook

Canadian Zinc’s focus for 2014 will be to advance the Prairie Creek Project towards production and further advance exploration of it mineral properties in Newfoundland.

The Company is currently undertaking an Optimization Study and Tetra Tech has been engaged to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine Optimization Study. AMC Consultants has been engaged to undertake a geotechnical study of the underground mine plan with a view to reducing the initial development, shorten the development schedule and optimize mine operating costs.

Geotechnical investigations to determine optimal mining methods will be completed the first half of 2014. Metallurgical studies, designed to enhance concentrate production and quality are being carried out in 2014 and are part of the Company’s concentrate marketing plan. The current study is scheduled to be completed by mid-2014 and, dependent on the progress of financing strategies concurrently being executed, the Company may begin procurement of long lead time items; construction of the access road; site preparation and other startup activities on site.

The Company is also undertaking an ongoing exploration drill program at the South Tally Pond property in Newfoundland targeting the expansion of the Lemarchant deposit and further exploring the new zone of mineralization discovered northwest of Lemarchant. Another drill program to be completed later in 2014 will target the Tulks South property also situated in central Newfoundland near the South Tally Pond property.

At December 31, 2013, the Company had working capital of $10.6 million and expects it will be able to meet current commitments and continue its planned 2014 programs.

DESCRIPTION OF THE BUSINESS

The Company’s principal focus is exploration and development of the Prairie Creek Property and adjacent ground (a zinc/lead/silver, partially developed property) located approximately 500 kilometres west of Yellowknife in the Northwest Territories, Canada. The Mine is believed to be one of the highest grade non-operating base metal properties in the world and is potentially a major Canadian resource.

The primary objectives of the Company are to rehabilitate, upgrade and modernize the Prairie Creek Mine, inclusive of the processing plant and related site infrastructure, secure sales agreements for future concentrate production, and secure the necessary operating permits so as to bring the Prairie Creek Mine into production at the earliest opportunity.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and/or maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

History

The original discovery of mineralization on the Prairie Creek Property was made in 1928 at the showing known as the “No. 5 Zone.” In 1958, a limited mapping program was undertaken by Fort Reliance Minerals Ltd. The claims lapsed in 1965 and were restaked by the prospector and subsequently conveyed to Cadillac Explorations Ltd. (“Cadillac”) in 1966. Cadillac also acquired a 182,590 acre prospecting permit.

During 1966 to 1969, trenching was carried out by Cadillac on a number of zones and underground exploration commenced. The prospecting permit expired in 1969 and 6,659 acres (210 claims) were selected by Cadillac and brought to lease. The property was optioned to Penarroya Canada Ltee. (“Penarroya”) in 1970 and the underground development was extended. Surface drilling and preliminary metallurgical testing was also conducted. Penarroya discontinued their work in late 1970 and Cadillac resumed full operation of the project. Cadillac further developed the underground workings and resampled the crosscuts in 1979.

In 1980, an independent feasibility study was completed for Cadillac by Kilborn Engineering which resulted in a decision to put the property into production. In December 1980, Procan Exploration Company Ltd. (“Procan”) (a company associated with Herbert and Bunker Hunt of Texas) agreed to provide financing for construction, mine development and working capital necessary to attain production based on the Kilborn feasibility study. Between 1980 and 1982, extensive mine development took place. Cadillac acquired a 1,000-ton per day mill concentrator and transported it to the minesite. The mill was erected and a camp established. Two adits and extensive underground workings were developed. During this time the winter road connecting the mine to the Liard Highway was constructed and over 500 loads of supplies were transported to site. Construction activities continued until May 1982 and were almost complete when they were suspended due to lack of financing. Subsequently, Cadillac went into bankruptcy in May 1983 and site maintenance and operations were taken over by Procan.

In 1991, Nanisivik Mines Limited (an unaffiliated third party) acquired the property through the bankruptcy proceedings. Pursuant to an August 23, 1991 Option Agreement, the Company entered into an option to acquire a 60% interest in the Prairie Creek Property from Nanisivik Mines Ltd. Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Company acquired a 100% interest in the Prairie Creek Property, and a 60% interest in the plant and equipment, subject to a net smelter royalty of 2% in favour of Titan Pacific Resources Ltd. In January 2004, the Company acquired all of Titan’s interest, including the 2% net smelter royalty, and now holds a 100% interest in the Prairie Creek property, plant and equipment.

Between 1991 and 2000, the Company carried out various exploration programs on the Prairie Creek Property. In January 2001, the Company completed a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property. The preliminary study indicated the feasibility of a mining and milling operation on the site and identified a number of different development and production scenarios. The operation would utilize the existing mine and mill infrastructure that had been put in place in 1982, but which had never been operated.

In 2006 and 2007, the Company carried out an underground exploration program, driving a decline about 550 metres and completing approximately 10,600 metres of underground drilling. In October 2007, an updated Technical Report (the “Minefill Report”) with regard to Mineral Resource Estimation on the Main Zone at Prairie Creek was independently prepared by Minefill Services Inc. in compliance with National Instrument 43-101, following the results of the 2006/2007 underground drilling program. The Minefill Report verifies and confirmed the previous historical resource estimate completed by MRDI in 1998 and notes significant upgrades in resource categories. The Minefill Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Minefill Report confirms that there is also a large Inferred Resource of 5,541,576 tonnes grading at 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential. This positive report led the Company to submit a formal application to the regulatory authorities in 2008 to secure the necessary licences and permits required for an operating mine at Prairie Creek.

A Preliminary Feasibility Study (“PFS” or “Preliminary Feasibility Study”) prepared by SNC-Lavalin Inc. (“SNC” or “SNC-Lavalin”) of Vancouver was submitted to the Company in June 2012 and the corresponding Technical Report by AMC Mining Consultants (Canada) Ltd. (the “AMC Technical Report”) entitled “Prairie Creek Property, Northwest Territories, Canada, Technical Report for Canadian Zinc Corporation” Qualified Persons J. M. Shannon, P. Geo., AMC Mining Consultants Ltd.; D. Nussipakynova, P. Geo., AMC Mining Consultants Ltd.; JB Hancock, P. Eng., Barrie Hancock & Associates Inc.; and B MacLean, P. Eng., SNC-Lavalin Inc. and dated June 15, 2012 was filed on SEDAR on August 9, 2012.

Permitting

A Project Description Report (“PDR”) was prepared and filed with the MVLWB regulatory authority in May 2008 in support of application for operating permits. The PDR describes in detail the proposed new mining operations at Prairie Creek and contemplates the construction of new facilities including new fuel-efficient/low-emission power generating units, a kitchen/accommodation block, concentrate storage shed, an incinerator, a new engineered waste rock pile and two new transfer stations along the winter road.

After review of the PDR, the MVLWB in August 2008 referred the application to Environmental Assessment under the jurisdiction of the Review Board. In March 2010, the Company submitted its Developers Assessment Report to the Review Board.

In December 2011, The Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s proposed Prairie Creek Mine (the “EA Report”). The Review Board concluded the proposed development is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern, an environmental impact review of the proposed development is not necessary and the project should proceed to the regulatory phase for approvals. In June 2012, the Minister of Aboriginal Affairs and Northern Development advised the Review Board that an environmental impact review of the proposed development of the Prairie Creek Mine is not necessary.

In a decision dated June 8, 2012, the Minister of Aboriginal Affairs and Northern Development, on behalf of the responsible Ministers with jurisdiction, including the Minister of the Environment, the Minister of Fisheries and Oceans, the Minister of Environment and Natural Resources, the Minister of Transport Canada and the Minister of Environment and Natural Resources of Government of the Northwest Territories, advised the Review Board of the decision that the Ministers will not order an environmental impact review of the proposed development of the Prairie Creek Mine, nor will they refer the proposal to the Minister of the Environment for a Canadian Environmental Assessment Act joint panel review.

In January 2012, following the completion of the Environmental Assessment in December 2011, the Water Board commenced the regulatory process for the issue of a Type “A” Water Licence and Land Use Permits for the operation of the Prairie Creek Mine. In February 2012, the Company submitted a Consolidated Project Description (“CPD”), highlighting the changes that resulted from commitments made by Canadian Zinc during the EA process.

Nahanni National Park Reserve (“NNPR”) was expanded in 2009 and now encircles the Prairie Creek Property; however the Prairie Creek Property was excluded from the expansion area and is not part of the Park. The park expansion area now includes a significant portion of the Prairie Creek Access Road route, however, when NNPR was expanded the Canada National Parks Act was amended to enable the Minister of the Environment to enter into leases or licences of occupation of, and easements over, public lands situated in the expansion area for the purposes of a mining access road leading the Prairie Creek area, including the sites of storage and other facilities connected with that road.

The applications for land use permits, and water licences relating to the road access are multi-jurisdictional and the Company applied to both to the Water Board and Parks Canada for road related permits and licences.

In January 2013, the MVLWB issued LUP MV2012F007 for a period of five years, which permits the construction, maintenance, operation and use of the winter road connecting the Prairie Creek Mine to the Liard Highway. This permit allows the outbound transportation of the zinc and lead concentrates to be produced at the mine and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine. This road permit incorporates realignment of the original route which will improve access and further reduce potential environmental impact and provides for the posting of security of $220,000 prior to the commencement of operations.

At the same time the Water Board also issued a Type “B” Water Licence MV2012L1-0005, valid for a period of seven years commencing January 2013, which permits the limited use of water and disposal of waste for road construction, maintenance, and operational activities and provides for the posting of security of $220,000. This Land Use Permit and Water Licence apply to the portion of the winter road traversing Crown Land which is under the jurisdiction of the Water Board. There are two sections to this portion of the road, the first being 17 kilometres of road from the mine site to the point where the road enters the NNPR and the second, being 80 kilometres of road from the eastern boundary of the NNPR to the Liard Highway.

In June 2013, the MVLWB issued Land Use Permit MV2008D0014 which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site. This permit which is valid for a term of five years, with an optional two year extension, is subject to numerous conditions including the requirement to deposit with the Minister of Aboriginal Affairs and Northern Development Canada security of $3 million within ninety days of the issue of the permit and an additional $1 million prior to the commencement of construction upgrades to the mill.

Also in June 2013, the MVLWB issued LUP MV2008T0012 which permits Canadian Zinc to construct and operate the Liard Transfer Facility to be situated near the junction of the existing Prairie Creek Mine access road and the Liard Highway. The Liard Transfer Facility is a staging area at the south end of the winter access road designed to temporarily store outbound concentrate and inbound supplies. This permit is valid for a term of five years, with an optional two year extension, and provides for the posting of security in the total amount of $315,000 at various stages of activity under that permit.

In September 2013, the Minister of Aboriginal Affairs and Northern Development Canada approved and signed the Type “A” Water Licence for the Prairie Creek Mine in the Northwest Territories, Canada. The Type “A” Water Licence, MV2008L2-002, was issued by the Water Board in September, 2013.

The Minister of Aboriginal Affairs and Northern Development Canada gave his approval for the Water Licence as recommended by the MVLWB in accordance with Section 81 of the Mackenzie Valley Resource Management Act. In transmitting the signed licence to the Water Board, the Minister noted his understanding “that this was a particularly challenging licence for all involved in the licencing process. This licence is in relation to a project that is subject to a series of very unique circumstances which have given rise to the need for innovative solutions.” The Minister noted “the need for a novel approach to water treatment was identified early on in the regulatory process due to the unique environmental conditions of the mine site.”

In its recommendation to the Minister, the Water Board provided some comments on the issues faced and the decisions made in respect of this Licence. The Board accepted the site-specific water quality objectives derived by Canadian Zinc. These are almost all more stringent than the country-wide guideline values adopted by the Canadian Council of Ministers of the Environment. The Board also determined, after many months of review and study, that effluent quality criteria (“EQC”) using a variable load-based discharge approach, as proposed by Canadian Zinc, will be a more protective and practical way of controlling effluent discharge from the mine to Prairie Creek. The Board recognized that this is a new approach compared to the standard fixed EQC, but believes that practical and effective mechanisms can be put in place to ensure compliance.

The Type “A” Water Licence is valid for a term of seven years and entitles Canadian Zinc to use water, dewater the underground mine for the purposes of mining and to dispose of waste for mining and milling. The Licence is subject to numerous conditions, including the requirement to post, in stages and maintain security for future reclamation with the Minister of Aboriginal Affairs and Northern Development Canada totaling $13.07 million on an original schedule of $3 million within ninety days of the effective date of the licence, $5 million prior to extracting waste rock from the underground mine and $5.07 million prior to commencing milling.

On December 22, 2013, the Company filed an application to the MVLWB for amendments to the timing schedules of the various security deposits to be provided to the Minister of of Aboriginal Affairs and Northern Development Canada under the Type “A” Water Licence and the Land Use Permit. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the cost of closure and reclamation is not applicable until a new lease for production replaces the existing care and maintenance surface lease.

The Type “A” Water Licence and the Land Use Permit are the key regulatory permits needed for the construction, development and operation of the Prairie Creek Mine. The successful completion of the regulatory process is the culmination of many years of effort by the Canadian Zinc team, the MVLWB, the various government agencies and all the stakeholders in the region. The positive recommendation of the Water Board demonstrates that a broad consensus has been achieved through the process.

Copies of the Type “A” Water Licence and Land Use Permit and associated documents may be inspected on the Water Board website at www.mvlwb.ca/mv/registry.aspx (Year 2008, Canadian Zinc MV2008L2-0002) and under the Company’s profile on SEDAR at www.sedar.com.

Road Land Use Permit and Water Licence: Parks Canada

In September 2013, the Company received from Parks Canada permits Parks2012_W001 WL and Parks2012-L001 LUP, both valid for a period of five years valid until August 2018. The permits authorize road access through the NNPR to connect sections of road outside the Park permitted by the MVLWB. In order to ensure a harmonized regulatory process, the conditions in the Parks Canada permits largely mirror those in the Land Use Permits previously issued to the Company by the MVLWB, in respect of that portion of the road that runs outside the NNPR. The Parks Canada permits provide for the posting of security totaling approximately $2.57 million at various stages prior to the commencement of operations of the road or construction of the transfer facilities.

Canadian Zinc now holds all land use permits and water licences required for the construction and operation of the entire 184 kilometre access road which connects the Prairie Creek Mine to the Liard Highway and for the construction of two transfer and staging facilities along the road, one near the Liard River crossing and the second inside the Park at about the half way mark. The access road, part of which passes over Crown land and part through the expanded Nahanni National Park Reserve, is multi-jurisdictional and the Company has received from both the Water Board and Parks Canada all necessary road related permits and licences related to their respective jurisdictions.

New Mine Decline Land Use Permit Issued (Exploration)

In May 2012, the Water Board issued a Class “A” Land Use Permit, MV2012C0008, for the activity of underground decline development, valid for a period of five years commencing May 10, 2012 and expiring on May 9, 2017. The Land Use Permit entitles CZN to conduct mining exploration and associated activities, including underground decline development, at the Prairie Creek Mine.

The decline and underground development will be strategically located to facilitate the drilling of key areas and also to allow integration of the underground development with that required to further access the mine resource, and to enable drilling of the under-explored portions of the deposit at depth during the period leading up to mine construction.

Type “B” Water Licence Amended and Extended (Exploration)

The Water Board also approved an amendment and extension to the Company’s existing Type “B” Water Licence, MV2001L2-0003, for the management, treatment and discharge of mine water from the mine site. The Water Licence has now been amended to cover the underground development of the new decline from the existing 870m level, including pumping, treatment and discharge of water inflows using the existing water treatment infrastructure, and placement of waste rock on an existing waste rock pile. The term of the Water Licence has been extended to September 9, 2019.

With the issue of an amended Water Licence, a new Minewater Contingency Plan was submitted for review. An application to revise the compliance levels to be comparable to the Metal Mining Liquid Effluent Regulation was made in August and approved by the Water Board on January 23, 2013 for a period of one year. The Company is in the process of making another application to continue the period of the revised compliance levels.

Prairie Creek Development

Preliminary Feasibility Study

In June 2012, a Preliminary Feasibility Study prepared by SNC-Lavalin Inc. of Vancouver was submitted to the Company. This report contains capital cost estimates for the rehabilitation and upgrading of the mill, power plant and water treatment plant, and for new water storage ponds. It includes an engineering procurement and construction management plan, as well as working cost estimates for mining, processing and transportation. A comprehensive cash flow model was designed to estimate the economics of the proposed operation. The report indicated a pre-tax NPV, using an 8% discount, of $253 million, with an IRR of 40.4% and payback period of three years, with an 11 year mine life, and pre-production capital costs totaling $193 million.

In August 2012, a new independent Mineral Resource statement in the AMC Technical Report was completed by Qualified Persons (“QP”), as defined by NI 43-101, J. Morton Shannon, P.Geo., Dinara Nussipakynova, P.Geo. of AMC, JB Hancock, P.Eng. of Barrie Hancock & Associates Inc. and B. MacLean, P.Eng. of SNC-Lavalin Inc. reporting a Measured and Indicated resource of 5.43 million tonnes at a grade of 10.8% Zn and 10.2% Pb with 160 g/t Ag per tonne and an Inferred resource of 6.24 million tonnes at a grade of 14.5% Zn and 11.5% Pb with 229 g/t Ag per tonne (see AMC Technical Report filed on SEDAR).

The AMC Technical Report contains capital cost estimates for the rehabilitation and upgrading of the mill, power plant and water treatment plant, and for new water storage ponds. It includes an engineering procurement and construction management plan, as well as working cost estimates for mining, processing and transportation. A comprehensive cash flow model was designed to estimate the economics of the proposed operation.

For readers to understand the technical information in this AIF they should read the AMC Technical Report (available on SEDAR at www.sedar.com under the Company's profile) in its entirety, including all qualifications, assumptions and exclusions that relate to the technical information set out in this AIF. The AMC Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in the AMC Technical Report is subject to the assumptions and qualifications contained in the AMC Technical Report.

Highlights of the Preliminary Feasibility Study:

•
Pre-tax Net Present Value (“NPV”), using an 8% discount, of $253 million, with an internal rate of return (“IRR”) of 40.4% and payback period of three years, based on base case metal price forecasts of $1.20/lb for both zinc and lead and $28.00/oz silver, for the first two years of mine production during 2014/15, then reducing to long-term prices of $1.00/lb zinc, $1.00/lb lead and $26.00/oz silver in 2016 and thereafter.

•	Average annual earnings before interest taxes depreciation and amortization (“EBITDA”) of $66 million per year and $686 million over the life of the Project.
•	11 year mine life based exclusively on a defined mineral reserve of 5.2 million tonnes, grading 9.4% zinc and 9.5% lead, with 151 g/t silver.
•
The PFS does not take into consideration the Inferred Resources of 6.2 million tonnes of 14.5% zinc, 11.5% lead and 229 g/t silver, which is currently too speculative geologically to have economic considerations applied to them, however, if upgraded to measured or indicated could add to mine life.

•	Average annual production of 60,000 tonnes of zinc concentrate and 60,000 tonnes of lead concentrate containing 76M lbs of zinc, 90M lbs of lead and 2.2M ounces of silver.
•
100% underground operation with mining rates averaging 1,350 tpd, primarily utilizing the cut- and-fill mining method and with paste backfill consuming 100% of the tailings stream generated from the 1,000 tpd milling process.

•
Pre-production capital costs, excluding contingency, is estimated to be $160 million of which $42 million will be incurred in year 1 and $118 million in year 2 with an additional contingency of $33 million.

•
Working capital is estimated at $41 million, which includes a $7 million contingency and the cost and delivery of materials, supplies and fuel for the first season of operation in addition to the first three months of operating expenditures, with the assumption the concentrate will be sold as produced.

•	Average life-of-mine (“LOM”) cash operating costs of ore mined (before transportation costs) are estimated at $144/t and a LOM sustaining capital of $11 million.
(All costs $CDN at par with $US, t=tonne, g=gram, lbs=pounds, tpd=tonnes per day, intended level of accuracy of capital cost estimates are +/-20%)

To further build on and refine the Preliminary Feasibility Study completed by SNC-Lavalin Inc. in 2012 the Company has embarked on an Optimization Study with a view to augmenting what has already been completed and further enhancing it through refining efficient designs, detailing and assessing what existing equipment can be utilized, determining what needs to be upgraded, exploring more efficient ways to reduce capital costs and completing a number of bid tender packages to determine actual costs needed for financing the mine into production.

In November 2013, the Company engaged JDS Energy & Mining Inc. to complete a site condition investigation and to inspect all critical equipment and buildings required to re-start the Prairie Creek processing facility.

Also in November 2013, Canadian Zinc engaged AMC Consultants to undertake an optimization study of the underground mine plan with a view to reducing the initial development, shorten the development schedule and optimize mine operating costs.

In January 2014, the Company engaged Tetra Tech to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine. Specifically these technical services will develop tender packages for mine rehabilitation and development; mill completion, power generation and distribution; heat recovery systems; a dense media separation plant; a paste fill plant; a water treatment plant; instrumentation and control systems; camp construction and winter road construction and maintenance needed to put the Prairie Creek Mine into production.

Canadian Zinc and Tetra Tech will issue tender packages for competitive tender to qualified bidders in the first and second quarters of 2014, giving full recognition to opportunities for participation by local First Nations and adjacent communities.

The tendering and procurement process, to be managed by Tetra Tech, is an important phase of the project that will refine and augment the design work completed previously and will generate definitive estimates of the capital cost and schedules required to place the Prairie Creek Mine into operation.

Site Programs - 2012

An auger drill rig contracted from Mobile Augers and Research Ltd. in Edmonton was airlifted to the Prairie Creek site. The auger drill completed a series of geotechnical holes within the existing water storage pond and also in areas proposed for the waste rock pile and a possible second water storage pond. This provided further engineering information for design and construction purposes and also for permitting requirements. Drilling a series of hydrological groundwater wells was also completed to further monitor the hydrology of the site area in preparation for mining activities.

Field work including geotechnical evaluation and studies of the road route through Nahanni National Park Reserve and adjacent areas was also carried out. This included assessment of specific areas of route re-alignment focusing on bridge crossings, reducing steep grades and substratum assessment. A hydrologic assessment was also completed along the road corridor to support further regulatory requirements.

Geotechnical work was completed in close proximity to the mill to provide further engineering information for design and construction purposes and also for permitting requirements. Drilling a series of hydrological groundwater wells was also completed to further monitor the hydrology of the site area in preparation for mining activities. Geotechnical evaluation was also completed along the 184 kilometre road corridor. A detailed aerial light detection and ranging system (“LIDAR”) survey was completed to provide accurate baseline data and maps for road routing and re-alignment and also for construction planning along the road and at the mine site. A comprehensive internal laser scan survey within the mill building to provide “as built” engineering data for further design and planning was also completed.

Further engineering related to the access road included route planning, crossing structure design, substrate evaluations, geotechnical studies, storage facility designs, construction scheduling and preliminary costing. Most of the road work was completed based on recently issued orthophotos based on the McElhanney Surveying LIDAR imagery survey completed in June 2012. A second geotechnical helicopter supported field program involving drilling, surveying and sampling to further detail the route was completed in late September. This drill testing included standard penetrating load tests and permafrost testing in areas where new structures or significant road cutting are proposed. A communication study along the access road was also completed in order to determine if additional land based repeater towers maybe required along the road. An Archaeological Impact Assessment study of the new road route along the front range of the Nahanni was completed by Golder & Associates which found there to be no new archeological sites.

Additional engineering site studies completed in 2012, included many detailed aspects of the site including, in particular, internal mill design which utilized accurate survey data collected earlier from the internal laser scan completed within the mill complex by Underhill Geomatics. Structural/architectural studies were completed regarding installation of new flotation circuits and incorporation of Dense Media Separation plant and Paste Backfill plant into the existing mill building. Further details of piping, mechanical equipment, conveyor systems, pumps, heating and ventilation system, instrumentation and controls were also completed or in progress.

Further assessment work of the Prairie Creek Mine site was completed by various contractors. These included material inspections, roof and building envelope assessments and site refurbishment studies. Additional assessment of the mill and camp facilities were carried out with engineers from SNC-Lavalin visiting and assessing the existing facilities.

Site Programs - 2013

The Prairie Creek Mine Site was re-opened in June 2013 and ongoing care and maintenance programs throughout the summer period included water treatment, servicing, repair and site re-organization, removal of redundant equipment and supplies, including diamond drill core, to other staging areas on site in order to create more room in the main yard. The mine site was closed for the winter at the end of November.

A road construction training program was completed on the first five kilometres of the access road starting at the Prairie Creek Mine in August 2013. The program rehabilitated the existing road in preparation for project development.

A new diesel generating system is planned for the site and associated electrical load calculations, electrical equipment assessment were completed along with associated heat recovery calculations from the generators. It is proposed that the new generators be brought onto site on a turn-key basis and be self-contained. The original powerhouse in the mill complex would be converted into a water treatment plant. Further site facility design including accommodations, workshops, waste rock pile, storage buildings, and tank farm design was completed. Value added engineering studies were carried out to identify areas of possible optimization. Some preliminary procurement planning was completed in order to further confirm possible costs of some longer lead-time items. A preliminary site construction schedule was developed and an early works program was proposed.

In September 2013, the Company excavated two fish habitat ponds three kilometres north of the mine site alongside the access road on the Prairie Creek flood plain to replace fish habitat previously displaced by the reconstruction of the access road along Prairie Creek.

Employees

In 2013, the Company had an annualized average of 30 employees. Ten employees were based in the Company’s corporate offices, two employees were based in a local Community Liaison Office and 18 employees were on field assignments. In addition, the Company utilizes the services of contractors to assist in certain tasks and projects.

Local Employment Training Programs

Canadian Zinc, the Mine Training Society, Government of the Northwest Territories and the Prairie Creek Mine’s neighbouring aboriginal communities successfully completed a three year, federally funded training program entitled “More Than a Silver Lining” (“MTSL”) under the Skills Partnership Fund with the Government of Canada. The expected training program’s total cost was $4.3 million, with the majority of the funding being provided by the federal department of Human Resources and Skills Development Canada. The program was solely focused on the workforce needs of the Prairie Creek Mine.

The MTSL program delivered 19 training projects in the Dehcho Region over the three year period ending in 2013. Of the 19 training projects, six were facilitated by Canadian Zinc at the Prairie Creek Mine. Over the course of three years approximately 300 local individuals were assessed for participation in the training programs with 250 people actually participating, of which approximately 70 are reported to have returned to employment and others have moved on to higher education.

Principal Property – Prairie Creek, Northwest Territories

The information relating to the Prairie Creek Property in the following sections has been extracted from the AMC Technical Report dated June 15, 2012 (file August 9, 2012) and prepared by QPs, as defined by NI 43-101, J. Morton Shannon, P.Geo., Dinara Nussipakynova, P.Geo. of AMC Mining Consultants Ltd., JB Hancock, P.Eng. of Barrie Hancock & Associates Inc. and B. MacLean, P.Eng. of SNC-Lavalin Inc.

This Technical Report discloses the results of a Preliminary Feasibility Study which has been carried out to assess the viability of starting up the Prairie Creek Mine. The report incorporates the Mineral Resources and Mineral Reserves as at 31 May 2012, which are similar to those resources disclosed in an earlier Technical Report entitled Technical Report, Prairie Creek Mine, Northwest Territories, Canada, by A B Taylor P.Geo. of Canadian Zinc, dated 28 December 2011 (2011 Technical Report). The 2011 Technical Report was in turn based on a 2007 Technical Report entitled Technical Report on the Prairie Creek Mine, Northwest Territories, Canada, prepared by David M.R. Stone, P.Eng. and Stephen J. Godden, FIMMM., C.Eng. of MineFill Services, Inc (2007 Technical Report). This is the first disclosure of Mineral Reserves on the Property.

History, Location and Ownership

The Prairie Creek Property contains a high-grade, silver-lead-zinc-copper vein that was explored since the early 1900s and then extensively explored and developed by Cadillac Explorations Limited (Cadillac) from 1966 to 1983. A mine was developed and the processing plant and surface infrastructure were built in the early 1980s, at a cost of C$64 million (1982 money). The operations were engineered and fully permitted to produce and process mineralized vein material at a rate of 1,000 tons per day. The 1982/83 fall in metal prices necessitated closure of the mine prior to production. This closure led to a change of ownership and eventually to the Company’s involvement in 1992. Through a series of agreements between 1992 and 2004 the Company established an increasing interest in the property, plant and equipment resulting in a 100% interest in the Property by 2004.

The Property consists of two surface leases, twelve mining leases and one mineral claim totaling 8,218 hectares. Its assets include the Mine, a processing plant, various mine- and plant-related surface infrastructure, various earth moving and mining equipment and numerous mineralized occurrences that are at various stages of exploration and development.

Since acquiring the property in the 1990s, CZN has invested over $60 million, quadrupling the known mineral resource and moving the project through six environmental assessments of various development stages, including, most recently, the proposed operation of the Mine, and obtaining numerous exploration and development permits and licences.

The Property is situated approximately 500 km west of Yellowknife, Northwest Territories, in the Mackenzie mountain range that has an average relief of approximately 300 m and comprises low mountains with moderate to steep sides and intervening narrow valleys, at an elevation of 850 m above mean sea level. The Property is surrounded by, but is not included in, the Nahanni National Park Reserve.

Year round access to the Property is provided by aircraft to a 3,000-foot gravel airstrip immediately adjacent to the camp. The Property is also accessible by an access road which extends from the Property to the Liard Highway, a distance of 170 km and which was originally permitted for use in the winter months throughout its full length and for year round use for the first 40 km out from the mine site. The Company has been granted a Land Use Permit by Parks Canada for the use of the portion of the road within Nahanni National Park Reserve and has been granted a Land Use Permit by the Mackenzie Valley land and Water Board for the remainder of the road. The road needs to be re-established, and the Company successfully rehabilitated approximately 30 km out from the mine site in the summers of 2008 and 2009. The Liard Highway #7 is the major north-south transportation route, which connects Fort Simpson, Northwest Territories to Fort Nelson, British Columbia.

Geology and Mineralization

The Property geology is dominated by Siluro-Devonian stratigraphy that formed in a paleo-basin adjacent to the ancient North American Platformal sediments. The east-dipping and west-dipping thrusts, define the present margins of the Prairie Creek paleo-basin in which sediments accumulated.

Units within the Prairie Creek paleo-basin underwent structural deformation in the form of folds and faults during regional Laramide deformation. The prevalent regional structural trend is approximately north-south; the Prairie Creek paleo-basin is broken into a series of north-south trending, five to 20 kilometre fault blocks. Canadian Zinc’s mineral claims and leases overlie two major fault blocks of sediments: the Prairie Creek Block and western Gate Block.

The Prairie Creek block is located on the southern part of the Property. It is outlined by a one to two kilometre wide, doubly plunging antiform with a north-south trending fold axis. It is underlain by a conformable sedimentary sequence ranging from Lower Ordovician to Silurian in age. The antiform plunges at about 15 degrees to the north, so the geological units young in age to the north.

The mine site is situated on the western flank of the Prairie Creek antiform, referred to as the Main Zone. It is Main Zone mineralization that was and is the focus for mine development and exploitation. The Ordovician, Upper Whittaker Formation is the oldest geological formation in this area. It is composed of interbedded cherts and dolomites that form the core of the Prairie Creek antiform. The Whittaker Formation is in turn overlain by a large exposure of the carbon-rich graphitic-shales/dolomites of the Road River Formation. The iron-bearing Cadillac Formation shales overly the Road River Formation and are located immediately adjacent to the mine site. The bluff-forming rocks immediately to the west of the mine site are formed by the cherty Arnica Formation which overlies the Cadillac Formation and forms the more resistant hilltops in the immediate vicinity of the Mine site.

The Gate Block is located to the west of the main mining leases and overlies similar type rock assemblages to those found on the Prairie Creek Block. Grassroots exploration was completed on this ground to test for mineralization similar to that found in the Prairie Creek Block.

Four main styles of base metal mineralization have been identified on the Property: vein mineralization, stratabound sulphides (SMS), stockwork (STK) and Mississippi Valley type (MVT) mineralization. Base metal mineral showings occur along the entire 16 kilometre north to south length of the Property.

The most significant mineralization on the Property is the vein-type mineralization. Vein mineralization comprises massive to disseminated galena and sphalerite with lesser pyrite and tennantite-tetrahedrite in a quartz-carbonate-dolomite matrix. Secondary oxidation is locally developed to variable levels of severity, yielding mainly cerussite (lead oxide) and smithsonite (zinc oxide). Silver is present in solid solution with tennantite-tetrahedrite and to a lesser extent with galena. Vein widths vary between less than 0.1 metre and more than 5 m. Overall averages indicate a horizontal thickness, but not a true thickness, of approximately 2.7 m.

The most extensively developed vein is the Main Quartz Vein (MQV). Underground development has exposed 940 m of strike length and diamond drilling to date has indicated its continuance for a further 1.2 km. The MQV trends approximately north-south and dips between the vertical and 40 degrees east with an average dip of 65 degrees east. It remains open to the north and evidence from a surface showing suggests it continues for a further four km to the south. Diamond drilling to depth has indicated its continuance, but little information is currently available below an elevation of 600 m amsl (i.e. about 250 m below the Mine Site elevation).

Stockwork (STK) mineralization occurs as a series of narrow massive sphalerite-tennantite veins trending at about 40 degrees difference in strike to the average trend of the MQV. This mineralization has developed in sub-vertical tensional openings formed by primary movement along the main vein structure. The sulphide mineral assemblages are similar to those outlined for MQV material. To date, the STK mineralization has only been located in around the exposure on the 930mL underground workings.

Stratabound (SMS) mineralization occurs at depth beneath the trend of the Prairie Creek Vein System over a strike length of more than 3 km. SMS mineralization occurs close to both the vein system and the axis of the Prairie Creek anticline. An apparent thickness of 28 m of SMS mineralization has been intersected in Main Zone drillholes where it occurs approximately 200 m below 870 metre Level. The vein structure cuts through the SMS indicating the vein mineralization to be younger.

SMS mineralization is generally fine-grained, banded to semi-massive and comprises massive fine-grained sphalerite, coarse-grained galena and disseminated to massive pyrite and very little copper. SMS contains only half as much galena, but substantially more iron sulphide/pyrite than typical vein material. Silver is contained in solid solution within galena.

The MVT mineralization found on the Property is comprised of colliform rims of sphalerite, brassy pyrite-marcasite and minor galena, with or without later dolomite infilling. The mineralization appears to occur discontinuously within coarse biohermal reefs of the Root River Formation, and always at approximately the same stratigraphic horizon. It appears to be classic MVT mineralization, insofar as it occurs in open cavity-type settings.

Exploration and Data Management

The Company has been involved with semi-continuous exploration activity across the Property since 1992. Limited exploration drilling had been undertaken prior to the Company’s initial involvement in 1992. Up to November 2011, the Company had completed a total of 261 surface and underground exploration diamond drillholes totalling 68,744 m of coring. 251 channel samples over 322 m were also completed.

The main focus of exploration and underground development work has been on Main Zone mineralization. A deep drilling exploration program was carried out during 2010/11 seasons to test for the northerly extension of the defined resource. This program successfully intercepted what appears to be the same mineralized structure one and a half km north along plunge of the resource bearing geology.

Since 1992, surface diamond drilling has been carried out using skid-mounted, Longyear Super 38 drills owned by CZN to recover NQ diameter (47.6 mm) core. This is reduced to BQ size (36.5 mm) if difficult downhole conditions are experienced. In 2010 a new higher capacity HTM-2500 diamond drill rig was airlifted to the property for use in the deep drilling program. Average core recoveries are variable and in 2007 ranged between 97% recovery in the SMS mineralization to 80% for the MQV mineralization. Core recoveries have been consistently recorded since 2006. Bulk density measurements have been obtained through direct measurement and calculations. While acceptable for the purposes of this report, AMC recommends that this area be reviewed prior to the next block model.

Drill samples and underground channel samples are air-freighted, in charter aircraft, from the Mine Site airstrip to Fort Nelson, B.C., from where they are transported by Greyhound bus to the assay laboratory (Acme Labs, ISO 9001-2000 accredited) in Vancouver, B.C. Acme Labs (ISO 9001-2000 accredited) has carried out the majority of the sample assays since the Company’s first involvement in 1992. It is currently the only laboratory used by the Company for purposes of sample assaying. The grades of silver, copper, lead and zinc, as well as 30 additional elements, are determined for all samples by aqua regia digestion followed by an ICP finish.

Quality Assurance/Quality Control (QA / QC) samples are submitted by CZN with the regular samples for analysis, including blanks, duplicates and blind standards. Blank and duplicate samples are taken every ten drillcore samples; standards are sent, at the supervising geologist's discretion, after a mineralized zone is sampled. AMC believes that the data collection and handling followed normal industry practice and the data is fit for purpose. However, while QA/QC samples were inserted and the results have been observed in the historical assay certificates, it is not clear if any analysis of the historical data was carried out. This has been remedied in the recent programs but these do not influence the current Mineral Resource.

Mineral Resources and Mineral Reserves

The existing Mineral Resource discussed in the 2011 Technical Report, which was based on the 2007 Technical Report, was reviewed and restated by AMC. This estimate is based on the same data as that of 2007. Minimal work has been carried out within the Main Zone resource area since 2007. A reclassification from the Indicated to Inferred category of a multiple high-grade drill intercept at the northern end of the resource model has resulted in a slight overall reduction in the tonnes and grade of the Indicated category and a slight increase in the Inferred category.

The database comprises both underground and surface drill holes in addition to channel samples collected by the Company since 1992. Channel samples are treated as drillholes. A total of 224 drillholes and 943 channel samples were used in the resource estimate.

Two block models were created: 1) encompassing the MQV and STK solids and 2) for the SMS solid. Block values were computed by the inverse distance to the second power (ID2) in all cases. Three passes were performed for zinc, lead and silver for SMS, and included copper in the case of MQV and STK. Specific gravity was interpolated from collected data for the MQV and SMS, while the STK was assigned a value of 3.31.The summary results of the estimate for the three zones combined, at a cut off of 8% Zn equivalent (Zn Eq) are shown in Table 1 below.

Table 1 Mineral Resources at 31 May 2012

Classification	Tonnes (M)	Zn (%)	Pb (%)	Ag g/t	Cu (%)
Measured	1.700	12.1	9.7	155	0.28
Indicated	3.731	10.2	10.5	162	0.32
Measured + Indicated	5.431	10.8	10.2	160	0.31
Inferred	6.239	14.5	11.5	229	0.57
Notes:
1. Mineral Resources are stated as of 31 May 2012.
2. Mineral Resources include Mineral Reserves.
3. Stated at a cut-off grade of 8% Zn-Eq based prices of $1.30/lb for both zinc and lead, and $35/oz for silver.
4. Average processing recovery factors of 78% for Zn, 89% for Pb and 93% for Ag.
5. Average payables of 85% for Zn, 95% for Pb and 81% for Ag.
6. $ Exchange rate = 1 CD/USD.

The Prairie Creek deposit contains a significant amount of Inferred Resources which, upon further delineation, has the potential to double the life of the mine.

A portion of the Mineral Resources was converted to Mineral Reserves through application of suitable dilution factors in stoping blocks (averaging 22% for MQV and 10% for SMS) utilizing the cut-and-fill mining method for MQV and room and pillar for SMS. A Mineral Reserve of 5.2 million tonnes, grading 9.4% Zn and 9.5% Pb, with 151 g/t Ag has been estimated.

Due to the high grade nature of the deposit, the majority of the vein resource will be mined, allowing for 97% of all of the Measured and Indicated vein resources to be converted to Mineral Reserves and 57% of all Measured and Indicated Resources within the SMS mineralization to be converted to Reserves.

Table 2 Mineral Reserve Estimate for Prairie Creek Mine

Zone	Class	Tonnes (M)	Zn (%)	Pb (%)	Ag g/t
Main Quartz Vein	Proven	1.278	10.8	9.4	172
	Probable	3.140	8.7	10.5	165
	Proven and Probable	4.418	9.4	10.2	167
Stratabound	Probable	0.803	9.5	5.7	62
Total Mineral Reserves		5.222	9.4	9.5	151
Notes:
1. Mineral Reserves are stated as of May 31, 2012.
2. Mining cut-off grade of 10% Zn-Eq based upon total variable operating cost of $162/t including mining, processing and transportation.
3. Metal prices assumed are Zn = $1.10/lb, Pb = $1.10/lb and Ag = $28/oz.
4. Average processing recovery factors of 75% for Zn, 88% for Pb and 92% for Ag.
5. Average payables of 85% for Zn, 95% for Pb and 81% for Ag.
6. $ Exchange rate = 1 CD/USD.

Mining

The Mine will be an underground operation primarily based on the MQV. Three levels of underground adits (970 mL, 930 mL, 880 mL, collectively known as the upper mine) have already been established and these are targeted to be mined early in the life of the proposed operation. As mining progresses to depth, mining feed generated from the MQV will be supplemented by the deeper SMS deposit, both deposits being also accessed by a single ramp development.

Mining will be conducted primarily using mechanized cut-and-fill on the narrow vein structure, with potential use of the room-and-pillar mining method on the SMS material. The previously developed shrinkage stopes will be converted to the cut-and-fill method. Paste backfill will be used and the aim is to use 100% of flotation tailings in the backfill. An average mining rate of 1,350 tonnes per day of ore is targeted. During full production, approximately 500,000 tonnes of ore per year will be mined over an 11 year life of mine.

Access to the mine will be primarily through the existing 870 portal. Underground development, existing from the 1980s will be fully utilized to help minimize the amount of pre-development required to achieve mine operation. Limited geotechnical work within the mine has been conducted to date. Ground conditions in existing development underground are good and the existing workings have stood unsupported for close to 30 years with minimal bolting. A geotechnical program has been planned for the summer of 2012 to confirm the geotechnical characteristics of the lower mine.

The MQV structure constitutes the main conduit for water to access the mine, and significant quantities of water pass through the vein. The Mine will be wet and managing groundwater will be a significant aspect of the operation. Presently natural groundwater drains out of the 870 mL portal during the summer season at an average of 20 litres per second (L/s). When in full production, the Mine is estimated to produce up to 100 L/s of water. All water discharged from the mine will either be sent to the mill as feed water or be pumped into the currently existing tailings pond facility which will be revised and converted into a Water Storage Pond and then sent to the proposed new water treatment plant.

Underground development prior to production will comprise of tunnel enlargement and extension at various points of the existing levels. Stope access development and installation of service utilities will also be conducted during pre-production. The pre-production phase is expected to take approximately 12 months and be performed by a contractor. All remaining major development within the mine will be finished by the end of year 5 (after four years of production) and will be conducted by the owner.

In order to achieve 100% disposal of tailings underground, no development rock will be left underground. Only dense media separation float material waste rock will be placed back in the mine, as aggregate for paste backfill running surfaces. There will be a need to temporarily store tailings during times when there are limited stopes available for backfill. Although the waste rock is considered Non-Acid Generating (NAG) due to its high content of carbonate material, appropriate precautions will be taken to prevent and mitigate any leaching that occurs from surface runoff through the waste rock pile.

Currently on site there exists close to 50,000 tonnes of oxidized mineralized material stockpiled at surface. Further assessment of this stockpile is warranted before any revenue can be allocated towards it since it has been broken and exposed on surface for over 30 years.

Metallurgy, Processing

Metallurgical tests conducted to date proved positive and generated satisfactory simulated results of anticipated actual operations in the production of mineral concentrates at the Mine. Good metal recoveries can be achieved in both sulphide and oxide material, with a reagent suite that does not include cyanide products. The test results showed marketable concentrates can be produced although penalty elements, including antimony, arsenic and mercury, would unavoidably report to the final concentrates.

The test results indicate that the anticipated overall grade of the blended lead sulphide/oxide concentrate assayed 67% lead, with an 88% recovery of total lead in the plant feed, and the zinc sulphide graded 58% Zn with a 75% recovery of the total zinc in the plant feed. An average of 92% of the total silver values in the plant feed was recovered within the lead and zinc concentrates.

As the Mine was fully permitted, though never achieved production, existing infrastructure is substantial. It includes a processing plant that was 90% complete at mine closure in 1982, and a 1.5 million tonne capacity tailings impoundment, power plant, and water treatment plant. There are plans to rehabilitate and upgrade the processing plant, power plant, and water treatment plant.

The current mill facilities have a 1,500 tonnes per day (“tpd”) crushing capacity, with an installed jaw crusher, short head cone crusher, double-decked screen and a 2,000 t ore bin.

A new dense media separation (“DMS”) circuit, at 85 tonnes per hour (“tph”) capacity, will be installed into the crushing circuit to process -1/2” sized material. Indications from metallurgical testing are that the DMS plant will reject an average of 27% of the waste at minimal metal losses, hence mining input at production rates will be 1,350 tpd and, after passing through DMS plant, will produce approximately 1,000 tpd of material to be processed in the grinding/flotation circuit of the mill.

Infrastructure

Five new 1.5 MW diesel powered generator units will provide power and heat for the site. These self-contained, pre-commissioned power generator units will be located adjacent to the mill. Maximum power load for the site is estimated at 4,674 kW and diesel fuel will be the primary energy source required to operate the generators. These generators will be outfitted with heat recovery systems in order to maximize energy efficiency. The waste heat from the generators will be used to heat the surface facilities.

100% of the tailings from the mill will be placed permanently underground in a form of paste backfill mix generated from the new paste backfill plant. The remainder of the DMS reject and mine development waste will report to a Waste Rock Pile Facility, located 700 m behind the mill off the Prairie Creek floodplain.

A detailed transportation plan and schedule has been developed incorporating use of winter road access and transfer facilities. New storage facilities will be built at site to temporarily store concentrate when the winter road opens. The Tetcela Transfer Facility will be established at a mid-point along the access road as a temporary storage area for concentrate prior to the ice bridge being established each winter over the Liard River. The Liard Transfer Facility located on the NWT highway system will act as an inbound/outbound storage area for both supplies and concentrate and for all-season access to railhead in Fort Nelson, B.C., where a rail siding facility is planned. All building costs have been incorporated into the PFS.

The 184 km long winter road with two transfer facilities will provide temporary surface access to the site for a minimum of 60 days of the year.

Formal smelter arrangements have not been agreed to at the present time; however, normal course treatment charges and penalties for deleterious elements have been applied.

Project Metrics

Table 3 Key Project Metrics

Parameter	Unit	Metric
Mine type	-	Underground
Total mined	Mt	5.2
Average grade milled
Zinc	%	9.4
Lead	%	9.5
Silver	g/t	151
Mining rate	tpd	1,350
Milling rate	tpd	1,000
Project life	years	11
Estimated recoveries
Zinc	%	75
Lead	%	88
Silver	%	92
Average annual metal production
Production of zinc concentrate	t	60,000
Production of lead concentrate	t	60,000
Zinc	M lbs	76
Lead	M lbs	90
Silver	M oz	2.2

Capital and Operating Costs

The PFS is based upon capital pricing as of the second quarter of 2012. The level of accuracy of the capital cost estimates is +/-20% for the PFS. The general capital cost breakdown for Prairie Creek is indicated in Table 4.

Table 4 Capital Cost Estimates

Description	Total ($M)
Pre-Production Capital	192.87
Working Capital	41.15
Sustaining Capital	11.34
Total Capital Cost	235.36

Operating costs are summarized in Table 5.

Table 5 Operating Cost Estimates

Total Operating Cost	Year 1	Year 5	Year 1	Year 5
	($/t)	($/t)	($M/year)	($M/year)
Processing	$37.25	$37.17	$7.93	$18.57
Mining	$81.22	$72.10	$17.29	$36.03
G&A	$10.59	$10.83	$2.26	$5.41
Site Surface	$30.72	$23.67	$6.54	$11.83
Transportation	$51.31	$60.30	$10.92	$30.13
Total	$211.10	$204.07	$44.94	$101.97

Economic Analysis

An economic analysis with a +/- 10% sensitivity factor centering on the Base Case outlines the average annual EBITDA, NPV, IRR payback period and are shown on a pre-tax and pre-finance basis in Table 6. The base case shows a Pre-tax Net Present Value, using an 8% discount, of $253 M, with an internal rate of return of 40.4% and payback period of three years. Metals prices used were US$1.20 /lb in the short term and US$1.00 /lb in the long term for both lead and zinc, and US$28.0 /oz in the short term and US$26.0 /oz in the long term for silver.

Table 6 Economic Analysis

	Low Case	Base Case	High Case
Metal Price Scenario	90%	100%	110%
Average Annual EBITDA* $M	$47	$66	$84
Pre-Tax NPV (undiscounted) $M	$303	$493	$683
Pre-Tax NPV @ 8% discount $M	$140	$253	$366
Pre-Tax IRR	27.4%	40.4%	52.8%
Pre-Tax Payback Period (years)	3.8	3.0	2.5
* Annual average EBITDA does not include year 1 of production

Within the cash flow model, revenue is recognized as the concentrate is generated and does not account for any time delay between shipment and payment for concentrate.

The pre-tax IRR is sensitive to zinc, lead and silver prices as well as to capital and operating costs on a percentage basis.

Risks and Opportunities

Major Risks:
•	Significant reduction in metal prices.
•	Increase in fuel cost significantly in excess of offsetting increases in metal prices.
•	A shortened winter road hauling season that could affect the ability to complete the annual concentrate removal and mine re-supply.
•	Periods of abnormally cold weather over extended periods of time creating surface-related operating problems.
•	Paste delivery sequencing problems creating surface storage issues inconsistent with operating permits.
•	Water treatment plant disruption which may cause effluent quality outside compliance limits necessitating the temporary suspension of operations.

Major Opportunities:
•	Continued road upgrades and bridge installations that would reduce winter road installation and maintenance costs and also decrease transport costs.
•	Cycloning of the DMS feed screen undersize to upgrade feed to the grinding circuit.
•	Copper / lead separation to produce a Cu/Ag concentrate that could be air-shipped all year around from the site.
•
Use of a form of longhole / sublevel stoping rather than cut and fill in zones of wider mineralization which could reduce operating costs, increase mine productivity and allow for more tailings to be stored underground (less cement required during backfill).

•	Use of higher capacity underground equipment to increase efficiency and productivity Reduction in mine dilution in the next stage of design.

Recommendations (with estimated cost where relevant)

Project optimization
There are a number of recommendations listed in the PFS including:
•	Examine opportunities to improve efficiencies in transport, scheduling and logistics on the winter road.
•	Consider financial alternatives to purchasing of significant equipment and other procurement.
•	Review opportunities for early completion of construction, engineering and mine development programs to reduce start-up times required.
•	Consider financial arrangements targeted to further reduce Working Capital needs.
•
Undertake additional drilling programs, particularly towards the north end of the deposit, to increase the confidence level in the estimated resources and reserves and to identify additional resources. $2 million

•	Modify the mine plan to include increased resources and identify areas of the mine amenable to lower cost bulk mining methods. Optimization of mine schedule and equipment utilization should follow.
•	Undertake further studies aimed at upgrading the zinc oxide concentrate to a commercial grade and producing a copper / silver concentrate to maximize potential future revenues. $100,000

Data management and resource modelling
•	Review bulk density measurement methods.
•	Resolve slight discrepancies between drillhole data and wireframes and lack of extrapolation of the MQV wireframe beyond the southernmost drilled section.
•	Restrict rotation of the block model to no more than orientation or use an unrotated model.
•	Estimate antimony, arsenic and mercury in the next resource update, as these metals report to the final concentrates.
•	Model and estimate the percentage oxide component in the MQV mineralization.
•	Review the high grade capping policy.
•	Composite chip samples to equal lengths and decluster the data.
•	The inclusive cost for all modelling is estimated at $50,000.

Mining
•	Undertake currently planned geotechnical drilling program in the summer of 2012 to confirm ground support requirements and stability control during operations. $50,000
•	Incorporate more detail into the dump pocket design for run-of-mine ore. $10,000
•	Prepare a mine dewatering plan to ensure safety at the face during operations. $10,000
•
Review and refine equipment selection to identify if there is any merit in allowing for variations in the size of the drills and scoops (smaller and larger) or if standardization of the equipment size (as is currently planned) optimizes efficiencies.

Environment and social issues:
•	Continue consultation activities with aboriginal groups, government agencies (e.g., Parks Canada) and other interested stakeholders to maintain positive working relationship.
•	Implement environmental studies as required to address information requests from the MVLWB as per its Directive and Work Plan received on 11 May 2012.

The information relating to the Prairie Creek Property in the preceding sections has been extracted from the AMC Technical Report dated June 15, 2012.

Exploration Activity

The Company has been involved with semi-continuous exploration activity across the Property since 1992. Limited exploration drilling had been undertaken prior to the Company’s initial involvement with the Project in 1992. Up to November 2011, the Company had completed a total of 261 surface and underground exploration diamond drill holes totaling 68,744 metres of coring.

The main focus of exploration and underground development work has been on Main Zone mineralization. A deep drilling exploration program was carried out during 2010/11 seasons to test for the northerly extension of the defined resource. This program successfully intercepted what appears to be the same mineralized structure 1.5 kilometres north along plunge of the resource bearing geology.

In 2011, the Company continued the deep drilling program started in 2010 by extending drillhole PC-10-187 to test for extensions of the Mineral Resource at the Prairie Creek Mine, 1.5 kilometres to the south. The deep drilling program in the Casket Creek area, utilizing the HTM-2500 rig totalled 2,513 metres of coring in four holes including wedges and successfully intersected significant vein-type zinc and lead mineralization about 1.6 kilometres north along a projected strike extension of the geological structure that hosts the defined mineral resource at the mine and demonstrated the probable continuation of vein-type mineralization similar to that located within the main zone at the Prairie Creek Mine.

A re-interpretation of the geological model indicated that the main structural target had been intersected by drillhole PC-10-187 above the known rock formations that host the existing resource. As a result of the less competent shaly rock of the Cadillac Formation, the fault zone is weakly developed.

To further test the vertical extent of this newly identified structure, wedge drillhole PC-11-187W2 was drilled as an undercut to the initial hole. This wedge hole successfully intersected the vertical continuation of the fault structure 50 metres below the PC-10-187 intercept. The PC-11-187W2 intercept was wider, at 3.5 metres, and assayed higher for zinc, at 11.47% Zn. However, this intersection is stratigraphically located well above the primary host rock units found at the mine. Calculated assays based on lab analysis as follows:

2011 Exploration Program: Deep Drill Program
Drillhole	From (m)	To (m)	Interval (m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PC-10-187	1348.36	1348.88	0.52	4.92	5.90	34	0.034
PC-11-187W2	1384.00	1387.50	3.50	5.26	11.47	34.84	0.176

The drill intercepts are approximately 100 metres west of the fold axis of the main regional antiform in an identical structural setting to that of the defined vein resource in the main mine zone.

With the continued success at intersecting the target structure, which shows increasing intensity with depth, a subsequent hole, drillhole PC-11-206, was designed to further undercut the intersected structure by 250 metres within the primary host geological formations as found at the mine. This hole had reached a depth of 1,365 metres, approximately 230 metres short of target, at the end of October 2011 when the onset of the winter season forced suspension of the 2011 drilling program. It is planned to complete drillhole PC-11-206 in the 2012 drilling season.

The Company also undertook a summer 2011 diamond drill program at Prairie Creek Mine property to test for additional high-grade vein structures and for other, wider stratabound deposits adjacent to the resource. In summary, 26 shallow holes were drilled with the Company’s Longyear rig, achieving 3,125 metres of coring directed at vein and stratabound targets in the immediate mine area. The vein structure was intersected and identified in each completed hole, many of which returned high grade base metal values.

PC-11-188, collared at the minesite, was abandoned due to excessive overburden and hole PC-11-189 reported no significant assays. Drillhole PC-11-190 intersected a new area of stratabound-type mineralization approximately 150 metres below the 870 metre mine level, which is the lowest level of current developed workings at the Prairie Creek Mine.

The vein mineralization at Prairie Creek is hosted within a structural fault zone and this zone was identified in all completed holes. Due to the close proximity to surface, the mineralization was highly weathered and 70–90% oxidized, which inhibited core recovery and grade determination. Actual grades and true thicknesses will only be verified upon and if they are mined.

A series of 25 metre spaced drill holes were targeted in the upper level vein area, close to surface, and above the presently defined vein resource. The vein structure was intersected and. results from the vein drilling are shown below.

Additional drill intersections of vein and stratabound mineralization were reported from drillholes. Drill holes PC-11-197 to PC-11-204 which targeted in the upper level vein area, close to surface and above the presently defined vein resource. The vein structure was intersected and identified in each completed hole.

Most of the assays listed in the table below are length-weighted composites which contain significantly higher grade internal values, such as in PC-11-202 which contained 20.45% Pb, 33.15% Zn, 300 g/t Ag and 0.752% Cu over 0.74 metres of core and PC-11-200A which returned values of 11.86% Pb, 23.77% Zn, 217 g/t Ag and 0.372% Cu over 2.04 metres of core.

Drill holes PC-11-205, 207 and 208 tested an area above a previously defined zone, known as “the stockwork zone”, which contains a series of narrow high grade veins trending at oblique angles to the main vein strike. Holes PC-11-207 and 208 reported wide moderate grade intercepts resulting from compositing a number of narrow veins together. Hole PC-11-205 did not report any significant assays.

2011 Exploration Program: Shallow Drill Program
Drillhole	From (m)	To (m)	Interval (m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PC-11-190	244.40	247.00	2.60	1.61	7.15	12	0.011
PC-11-190	252.10	254.80	2.70	3.56	8.84	28	0.011
PC-11-191	67.37	69.02	1.65	2.14	10.52	35	0.124
PC-11-192	65.00	68.40	3.40	6.32	5.64	67	0.100
PC-11-192	80.40	85.10	4.70	3.71	8.38	50	0.183
PC-11-193	64.00	65.50	1.50	7.34	8.70	244	0.650
PC-11-194	57.40	61.20	3.80	5.16	6.09	57	0.069
PC-11-194	66.20	68.70	2.50	5.63	6.55	54	0.082
PC-11-195	65.35	69.00	3.65	3.45	3.60	80	0.186
PC-11-196	70.20	77.72	7.52	8.78	5.07	126	0.258
PC-11-197	55.19	56.39	1.20	5.76	5.11	113	0.265
PC-11-197	60.20	62.48	2.28	4.44	14.48	100	0.415
PC-11-198	48.59	49.89	1.30	1.39	2.62	16	0.022
PC-11-198	55.57	61.82	6.25	2.42	5.92	18	0.058
PC-11-199	54.86	57.65	2.79	5.83	10.07	71	0.216
PC-11-200A	49.04	50.50	1.46	0.91	4.99	27	0.058
PC-11-200A	54.65	57.13	2.48	12.21	19.82	232	0.552
PC-11-201	48.61	50.20	1.59	4.44	6.51	110	0.235
PC-11-201	55.10	60.21	5.11	2.43	8.80	45	0.118
PC-11-202	28.96	29.80	0.84	23.00	8.26	300	0.360
PC-11-202	49.55	53.34	3.79	9.11	15.57	138	0.404
PC-11-203	56.00	60.40	4.40	1.57	9.62	50	0.164
PC-11-204	53.34	56.80	3.46	1.12	7.50	18	0.039
PC-11-207	98.22	98.76	0.54	1.78	5.78	12	0.014
PC-11-207	118.40	121.00	2.60	2.55	4.62	21	0.026
PC-11-207	162.60	165.81	3.21	6.63	6.43	95	0.148
PC-11-207	173.19	180.25	7.06	1.50	4.60	18	0.048
PC-11-207	182.95	187.15	4.20	1.77	5.46	55	0.131
PC-11-208	187.30	190.00	2.7	4.36	5.83	70	0.106

Cabo Drilling (Pacific) Corp. was contracted to supply manpower and technical supervision for the 2012 exploration diamond drilling program during which a total of 5,629 metres of drilling was completed.

The deep-hole diamond drill exploration program at Casket Creek, 1.6 kilometres north of the current mineral resource, utilized the Company’s TM-2500 coring rig. Following encouraging results from this area in 2011, drilling at Casket Creek commenced in May 2012 to search below PC-11-187W2, which intersected 5% Pb and 11% Zn over 3.5 metres. A total of 2,182 metres over two drillholes (with wedging) was completed. Assay results for the 2012 deep drill program are as follows:

Hole	From (m)	To (m)	Length (m)*	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PC-12-206	1763.14	1764.04	0.90	4.23	2.97	31.4	0.001
PC-12-206	1831.90	1832.74	0.84	0.26	0.11	31.9	0.148
Drill intercepts are not true widths

The drill core confirmed stratigraphy and contained a number of significant structural zones that are weakly mineralized and likely correlate with the previous years’ intercept. A third hole, PC-12-213 was halted due to drilling difficulties within a significant fault structure, believed to be the main structural target. After completing this phase of drilling at Casket Creek the drill rig was moved back to the Prairie Creek Mine site for maintenance and winter storage. Further exploration work in this area is being planned for 2013.

Infill drilling focused close to the minesite and within the defined resource was carried out with the Company’s Longyear #1 drill rig. Drilling commenced in June 2012 and was completed in September. Most of these holes were drilled at depth and along strike in the proximity of the known underground workings. Targeted areas included locations that have the potential to be upgraded from the inferred category to the indicated resource category. A total of 3,366 metres over nine holes were drilled, with seven holes completed to target in 2012, six of which intersected significant mineralization and many with multiple intercepts.

Drillhole PC-12-216 returned the highest grades of silver ever reported from a drillhole on the Prairie Creek property with an intercept of 1.3 metres grading 2059 g/t or 60 oz/ton Ag. The same hole also returned a combined grade of 51.3% lead and zinc over a different intercept of 1.0 metre. Many other intercepts returned multi-ounce silver assays with high lead and zinc values, with Hole PC-12-214 reporting double intercepts of 44% and 23% combined lead and zinc, and Hole PC-12-215 also reporting double intercepts of 43% and 16.2% combined lead and zinc Results are now being incorporated into the mine model and assessed for future exploration planning.

2012 drill results are as follows:

Hole ID	From (m)	To (m)	Length (m)*	Mineralization style *	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PC-12-217	459.50	460.50	1.00	STK	4.43	15.60	60	0.08
	463.60	465.60	2.00	STK	9.09	10.68	141	0.31
	469.90	470.90	1.00	STK	0.03	6.42	2	0.01
	473.10	474.10	1.00	STK	0.00	12.00	4	0.02
	475.95	476.95	1.00	STK	1.69	5.22	33	0.07
PC-12-216	418.28	419.59	1.31	STK	4.02	10.30	2059	9.37
	431.90	438.00	6.10	STK	2.04	6.12	19	0.03
	447.14	448.14	1.00	STK	31.10	20.20	184	0.56
PC-12-215	507.34	508.34	1.00	STK	1.35	2.88	126	0.27
	517.20	518.46	1.26	STK	0.86	18.48	16	0.04
	527.55	528.05	0.50	STK	3.83	2.08	82	0.20
	575.59	576.34	0.75	STK	14.02	1.40	103	0.03
	578.51	579.35	0.84	STK	36.90	6.30	268	0.04
PC-12-214	129.06	130.45	1.39	S	0.13	10.70	2	0.00
	152.84	153.74	0.90	S	9.07	19.50	TBD	0.45
	191.00	191.60	0.60	S	13.88	30.17	4	0.69
	305.00	306.80	1.80	MQV	18.67	4.61	TBD	0.22
PC-12-212	210.43	214.26	3.83	SMS	4.20	10.65	28	0.02
	217.77	219.94	2.17	SMS	3.10	1.43	20	0.00
PC-12-211	215.62	216.39	0.77	MQV	3.87	4.66	47	0.13

•	Mineralization styles are defined as mineralized quartz vein (MQV), stratabound massive sulphides (SMS), stockwork (STK),or sulphides (S).

•	Drill intercepts are not true widths

The Company’s Longyear #2 drill rig was rehabilitated during 2012 and used for training purposes and drilled one short hole.

A surface geophysical program involving both electromagnetic (EM) and gravity surveys was also completed on a small part of the Prairie Creek property in the proximity of the mine in August 2012. Interpreted results indicate a strong multi-channel EM anomaly, with coincident gravity anomaly, centered over a previously undrilled area immediately west of the existing underground workings. Further analysis of this anomaly is underway.

The 2013 diamond drilling program at Prairie Creek completed 1,472 m of coring over 5 holes. Exploration focused on two areas: firstly, the multi-stacked electromagnetic (“EM”) geophysical anomaly identified in 2012 approximately 900 m from the mill site, and, secondly, a small exploratory drill program immediately adjacent to the existing concentrator plant.

Two diamond drill holes, PC-13-220 and PC-13-222, collared about 320 m apart, which totaled 1,068 m of drilling tested a 900 m wide multi-channel EM anomaly identified in 2012. At the same time hole PC-13-220 was also designed to add further detail to the current National Instrument 43-101 mineral resource by intercepting projections of previously defined vein and stockwork mineralization within the upper parts of the hole.

Assay results for the 2013 Geophysical Anomaly Drill Program are as follows:

Hole	Zone	From (m)	To (m)	Length (m)	Pb (%)	Zn (%)	Ag (g/t)
PC-13-220	Main Quartz Vein	193.0	198.1	5.1	5.3	12.1	98
PC-13-220	Stockwork	200.2	203.1	2.9	6.7	12.3	116
PC-13-220	Stockwork	207.9	213.0	5.1	8.0	13.2	144
PC-13-220	Stockwork	258.9	259.9	1.0	5.6	34.7	342
PC-13-222	Vein	373.6	374.6	1.0	16.6	1.6	125

Both holes are projected to have tested the main part of the geophysical anomaly at depth. Interpretations based on current data suggest that the EM anomaly is likely due to inherent natural variations in graphite content within the Road River Formation.

The Main Quartz Vein hosts the majority of the presently defined mineral resource at Prairie Creek and the intercept in Hole PC-13-220 is located outside and above the current NI 43-101 resource.

The stockwork is a series of narrow high-grade veins at oblique angles to the main vein and hole PC-13-222 intercepted an additional vein at depth.

This new drilling data will now be incorporated into the Prairie Creek mineral resource model for further interpretation.

A total of 404 m over three holes, PC-13-221, PC-13-223 and PC-13-224, were drilled immediately adjacent to the existing concentrator plant.

Holes PC-13-223 and PC-13-224 both intersected stratabound massive sulphides only 60 m below surface and outside the present defined resource block. In addition a number of significant veins were also intersected at shallow depth.

Significant assay results for the 2013 Exploratory Drill Program are as follows:

Hole	Zone	From (m)	To (m)	Length (m)	Pb (%)	Zn (%)	Ag (g/t)
PC-13-223	Stratabound	83.6	84.6	1.0	6.2	19.7	66
PC-13-224	Vein	28.9	29.6	0.7	23.0	20.7	268
PC-13-224	Vein	34.8	38.1	3.3	2.6	7.6	34
PC-13-224	Vein	47.2	48.2	1.0	5.6	8.8	97
PC-13-224	Stratabound	87.0	88.0	1.0	2.6	5.4	18

Previous drilling in two holes had intercepted stratabound massive sulphide in this locality and the recent additional intercepts, along with the veins intercepted, warrant additional exploration in future programs.

The drilling programs conducted in 2012 and 2013 on the Prairie Creek Property were mostly outside the resource area and the drilling results are not considered material to the resource estimates.

Environmental Assessment and Permitting

Water Licence and Land Use Permit – Underground Development

The Company applied to the Water Board on March 5, 2001 for Type ‘B’ Water Licence and a Land Use Permit (MV2001L2-0003) for underground decline development and metallurgical pilot plant operation planned for the Prairie Creek Mine. The application was distributed to government agencies, First Nations communities and other organizations in order for the Water Board to conduct a preliminary screening as required by Part 5 of the Mackenzie Valley Resource Management Act.

However in April 2001, both the Parks Canada Agency and Pehdzeh Ki First Nation referred the proposal to the Mackenzie Valley Environmental Impact Review Board for Environmental Assessment (“EA”) pursuant to section 126(2) of the MVRMA. The referral to EA occurred prior to the Water Board’s completion of its preliminary screening of the proposed development.

The Environmental Assessment was conducted throughout 2001 and into 2002. The Review Board submitted its Report of Environmental Assessment (“EA Report”) on February 5, 2002 to the Minister of Indian Affairs and Northern Development. On September 3, 2002, the Minister requested that, as per section 130(1)(b)(i) of the MVRMA, the Review Board was to give further consideration to unresolved issues in the EA Report relating to the tailings containment area and water treatment in general.

Following further assessment the Review Board submitted its Reasons for Decision on April 4, 2003, outlining recommended revisions and additions to the recommendations in its February 5, 2002 EA Report. On June 16, 2003, the Minister approved the Reasons for Decision and directed the Water Board to proceed with the licensing process.

On September 10, 2003 the Water Board approved the issue of Water Licence MV2001L2-0003, and the Land Use Permit MV2001C0023 subject to the conditions set out therein. The Water Licence contains the terms and conditions that the Board felt necessary to protect the environment, conserve the water resources of the Prairie Creek watershed and provide appropriate safeguards in respect of the Company’s use of waters and deposit of wastes.

On October 10, 2003, an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Ki First Nation and the Dehcho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking Judicial Review of the decision of the Water Board to issue the Water Licence to the Company. The Applicants’ grounds were that the Water Board issued the Water Licence without including certain conditions included in the recommendations of the Review Board and in the Minister’s approval, and that the Water Board failed to provide the Applicants with adequate consultation throughout the Licence process. Subsequently both the Attorney General of Canada, representing the Minister of Indian Affairs and Northern Development and the Canadian Parks and Wilderness Society, represented by the Sierra Legal Defence Fund (known as Ecojustice), applied to the Federal Court to be joined as Intervenors in this Appeal.

The Judicial Review hearing was heard by the Court in August 2005. The Lawyers representing the First Nations had argued that the Water Board had exceeded its jurisdiction in issuing the Water Licence without including certain conditions on water treatment which had been recommended by the Mackenzie Valley Environmental Impact Review Board and approved by the Minister, and that the Water Board had failed to observe the principles of natural justice.

In December 2005, the Court issued its Judgment directing the Water Board to reissue the Water Licence with the inclusion of additional language which had been agreed between the Company and the Minister of Indian Affairs and Northern Development. On February 6, 2006 the Water Board reissued the Water Licence incorporating the wording as per the Order of the Federal Court of Canada. The Water Licence was valid for a period of five years expiring September 10, 2008.

In September 2008, the Water Board granted a two-year extension to the Company’s Land Use Permit to September 9, 2010 and the Water Licence was renewed for a period of five years to September 9, 2013.

In January 2013, the Water Board approved an amendment and extension to the Company’s existing Class “B” Water Licence, MV2001L2-0003, for the management, treatment and discharge of mine water from the mine site. The Water Licence has now been amended to cover the underground development of the new decline from the existing 870m level, including pumping, treatment and discharge of water inflows using the existing water treatment infrastructure, and placement of waste rock on an existing waste rock pile. The term of the Water Licence has been extended to September 9, 2019.

With the issue of an amended Water Licence, a new Minewater Contingency Plan was submitted for review. An application request to further revise the Water Licence compliance levels to be comparable to the Metal Mining Liquid Effluent Regulations was made in August and approved by the Water Board in January 2013 for a period of one year after which it reverts back to the original licence compliance levels January 23, 2014.

As contemplated in the Water Licence, the following plans were prepared and have been approved by the Water Board: Minewater Treatment Contingency Plan; Effluent Treatment Options Plan; Abandonment and Reclamation Plan. An existing Fuel Spill Contingency Plan was revised and approved. A Probable Maximum Flood calculation was updated and approved, and flood protection structures and the tank farm facility and associated containment structures were inspected and approved.

In May 2012, the Water Board issued a Class “A” Land Use Permit, MV2012C0008, for the activity of underground decline development, valid for a period of five years commencing May 10, 2012 and expiring on May 9, 2017. The Land Use Permit entitles CZN to conduct mining exploration and associated activities, including underground decline development, at the Prairie Creek Mine.

Water Licence and Land Use Permit – Winter Road

In May 2003, the Company applied to the Water Board for a Land Use Permit for use of the existing Winter Road from the Liard Highway to the Prairie Creek Mine. The Company argued that this application is exempt from the Environmental Assessment process by virtue of Section 157.1 of the Act. The Company’s argument was rejected by the Water Board on June 1, 2004. The Company filed an Appeal to the Supreme Court of the Northwest Territories seeking judicial review of the decision of the Water Board. The Appeal was heard by the Supreme Court in December 2004.

In a written decision dated May 6, 2005 in the case Canadian Zinc Corporation v Mackenzie Valley Land and Water Board (SCNWT S-0001-CV2004) the Supreme Court of the Northwest Territories ruled in favour of the Company that its Winter Road permit application is “grandfathered” and is therefore exempt from the Environmental Assessment process under the Mackenzie Valley Resource Management Act (“MVRMA”).

In its decision the Supreme Court said that the permit sought by Canadian Zinc is related to the operation of the Winter Access Road, a permit in respect of that same undertaking had been issued before 1984, and therefore the exemption provided in Section 157.1 of the MVRMA governs and a Part 5 assessment does not apply.

This application for a Land Use Permit for the road was referred back to the Water Board. In June 2005 the Nahanni Butte Dene Band wrote to the Water Board asserting infringement of Aboriginal rights and inadequate consultation under Section 35 of the Constitution of Canada. The issue was referred to the Department of Indian Affairs and Northern Development which conducted a preliminary assessment and submitted its report to the Water Board in February 2007.

On April 11, 2007 the Water Board approved the issue of Land Use Permit MV2003F0028 for a period of five years to April 10, 2012.

In June 2007, Canadian Zinc applied to the Water Board for a Class B Water Licence (MV2007L8-0026) to rehabilitate a portion of the road in the proximity of the mine site and sought authorization from the Department of Fisheries and Oceans (“DFO”) to carry out the work.

In June 2007, the Dehcho First Nations claimed that the rehabilitation work constituted a significant alteration to the Winter Road project and requested that the application for the water licence for the proposed rehabilitation work be referred for Environmental Assessment. In December 2007, the Water Board ruled that the proposed rehabilitation work did not constitute a significant alteration.

The issuance of these permits was delayed as they were referred to consultation between the Crown and the Nahanni Band. The Company received the quarry permit on February 29, 2008 and the Water Licence on March 20, 2008. The Water Licence is valid for a period of five years expiring March 19, 2013. The authorization from DFO was received on July 15, 2008.

On June 18, 2009, Parks Canada issued Land Use Permit 2009 L02 for a period of three years to April 10, 2012 for the use of that portion of the road within Nahanni National Park Reserve.

In July 2012, Parks Canada extended the LUP for that portion of the road that passes through the expanded Nahanni National Park Reserve for an additional term of two years to April 2014. These permits will allow CZN to undertake road rehabilitation work and prepare the road for operational use. The permits allow use of the road for the re-supply and maintenance of the mine, but do not provide for the planned operational use of the road.

In January 2013, the Water Board issued the Company LUP MV2012F007 for the establishment and operation of the winter road that will service an operating Prairie Creek Mine. The Land Use Permit was issued for a period of five years ending in January 2018, and permits the construction, maintenance, operation and use of a portion of the winter road connecting the Prairie Creek Mine to the Liard Highway, situated outside the expanded Nahanni National Park Reserve. This permit allows the outbound transportation of the zinc and lead concentrates to be produced at the mine and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine. The road permit also incorporates realignment of the original route which will improve access and further reduce potential environmental impact. Associated with this LUP the MVLWB also issued a Type “B” Water Licence MV2012L1-0005, valid for a period of seven years, to allow the limited use of local water resources and disposal of waste during road construction and operations.

In September 2013, the Company received from Parks Canada permits Parks2012_W001 WL and Parks2012-L001 LUP, both valid for a period of five years valid until August 2018. The permits authorize road access through the NNPR to connect sections of road outside the Park permitted by the MVLWB. In order to ensure a harmonized regulatory process, the conditions in the Parks Canada permits largely mirror those in the Land Use permits previously issued to the Company by the MVLWB, in respect of that portion of the road that runs outside the NNPR.

Canadian Zinc also holds valid Land Use Permits and Type “B” Water Licences for the original winter road route, both on Crown land and within the NNPR, for the purpose of rehabilitation, site clean-up and supply and which may be utilized to support the on-going exploration and development of the Prairie Creek Project.

Canadian Zinc now holds all land use permits and water licences required for the construction and operation of the entire 184 kilometre access road which connects the Prairie Creek Mine to the Liard Highway and for the construction of two transfer and staging facilities along the road, one near the Liard River crossing and the second inside the Park at about the half way mark. The access road, part of which passes over Crown land and part through the expanded Nahanni National Park Reserve multi-jurisdictional and the Company has received from both the Water Board and Parks Canada all necessary road related permits and licences related to their respective jurisdictions.

Land Use Permit – Phase 4 Exploration

In April 2004, Canadian Zinc applied to the Water Board for an amendment to its previously approved Land Use Permit MV2001C0022A allowing a 60 hole mineral exploration program within 1,000 metres of the Prairie Creek Mine site facility. The amendment was submitted in order to obtain permission to drill anywhere on the extensive mineral leases and claims held by Canadian Zinc at the Prairie Creek Property. Following a Preliminary Screening in June 2004, the Water Board referred the proposed development for Environmental Assessment to the Mackenzie Valley Environmental Impact Review Board citing “public concern about the cumulative effects of this project on the South Nahanni Watershed”.

A detailed Environmental Assessment was carried out throughout 2005. Five government agencies, two first nations and one non-governmental organization (Canadian Parks and Wilderness Society (“CPAWS”)) participated in the Environmental Assessment, which continued over a period of about eighteen months. Canadian Zinc submitted a Detailed Development Description dated December 2004. The Review Board issued its Terms of Reference in April 2005 and held scoping sessions (public meetings) during March and April 2005 in the NWT communities of Fort Liard, Fort Simpson and Wrigley, NT. Canadian Zinc submitted its Developer’s Assessment Report in May 2005 and Technical Reports were submitted by the end of August 2005. A Public Hearing was held in Fort Simpson NT, on October 6, 2005.

The Mackenzie Valley Environmental Impact Review Board completed its Report of Environmental Assessment and submitted the Report to the Minister of Indian and Northern Affairs Canada on December 23, 2005.

The Review Board has concluded that, with the implementation of the commitments made by Canadian Zinc and three mitigation measures recommended in the Report, the proposed development is not likely to have a significant adverse impact on the environment or be cause for significant public concern. The Review Board recommended to the Minister that this development proceed to the regulatory phase of approvals.

The Review Board examined the Public Record for evidence of possible significant adverse impact on the environment, for evidence of cumulative effects from the development in combination with other past, present and reasonably foreseeable future developments, and for evidence of public concern.

The Review Board found that significant adverse cumulative impacts on the environment can be prevented with adequate environmental management. The Review Board also found that the proposed development is not likely to be cause for significant public concern as long as all of the Company’s commitments and all of the measures recommended by the Review Board are implemented.

The Review Board concluded that some public concern over cumulative effects on the Nahanni watershed exists but that this concern would be greatly diminished if the public had assurance that the Company’s commitments, and the additional mitigation measures recommended by the Review Board, would be effectively implemented. The Review Board found that there would not be a concern if the public is kept up-to-date about the environmental protection measures Canadian Zinc will be using. “The best way for the public to receive this assurance is through an independent community environmental monitor who reports back to the effected communities.”

“The Review Board is of the view that the full responsibility for monitoring, evaluation and management should not necessarily rest on the Company alone. Expert agencies of government, such as Department of Indian Affairs and Northern Development, Environment Canada, Department of Fisheries and Oceans, and Government of the Northwest Territories, should be involved co-operatively in the design of this comprehensive monitoring program.”

The Review Board noted that incremental development in the Prairie Creek area is likely to continue and is likely to increase rather than decrease in the foreseeable future. There has already been considerable development in the Prairie Creek watershed and development is likely to increase. On the other hand, all present and reasonable foreseeable future developments are by the same developer, are in close proximity, and are operated, if not as one development, in a coordinated and overlapping fashion. This provides Canadian Zinc with an opportunity to effectively manage cumulative effects through responsible environmental management of its activities in each of the developments in the area.

The Review Board recommended approval of the proposed development subject to three mitigation measures. The measures are the actions necessary, in the opinion of the Review Board, to prevent or mitigate adverse impacts on the environment. The three measures recommended by the Review Board are:

•	Government and regulatory authorities are to ensure that all drill waste is disposed of in a manner that does not allow any harmful substance to enter surface waters.
•
Canadian Zinc shall take every reasonable effort to employ a local person, selected in consultation with the Dehcho First Nations, as community environmental monitor, who will independently report back to the Dehcho First Nations.

•	Aboriginal Affairs and Northern Development Canada shall ensure that a comprehensive program to monitor cumulative impacts on fish, wildlife, vegetation and water quality is implemented.

In February 2006, the Minister of Indian Affairs and Northern Development, and on behalf of the Responsible Ministers with jurisdiction (Environment and Natural Resources, Government of the Northwest Territories, Fisheries and Oceans, and the Minister of the Environment on behalf of Environment Canada and Parks Canada), approved the report of the Review Board.

In May 2006, the Water Board issued the Land Use Permit for the Phase 3 exploration drill program, which is valid for five years commencing May 11, 2006. The Company recently received a two year extension to this Land Use Permit which expired May 10, 2013.

In April 2013, the Water Board issued the Land Use Permit for the Phase 4 exploration drill program, which is valid for five years commencing April 24, 2013.

Applications for Operating Licence/Permit

The Company has secured a Type "A" Water Licence and all necessary associated Land Use Permits, through the regulatory process established under the Mackenzie Valley Resource Management Act (the "MVRMA"), that now permits development and subsequent mine operation and production at Prairie Creek.

Environmental Assessment

In June 2008, the Company applied to the Mackenzie Valley Land and Water Board for a Water Licence and associated Land Use Permits to support a mining operation at Prairie Creek. In August 2008, the application was referred to EA under the Mackenzie Valley Environmental Impact Review Board (the "Review Board"), the primary authority responsible for all environmental assessment and review throughout the Mackenzie Valley in the Northwest Territories, and has since been working through the various stages within the EA. These stages included a Written Hearing on the terms of reference, scoping sessions, submittal of a Developers Assessment Report, two formal Information Requests and two Technical Sessions, a Community Hearing and a two-day Public Hearing, followed by Closing Submissions.

On December 8, 2011, the Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Company’s proposed Prairie Creek Mine (the "EA Report") and submitted the EA Report and Decision to the Federal Minister of Aboriginal Affairs and Northern Development Canada. The Review Board concluded that the proposed development of the Prairie Creek Mine, including the list of commitments made by the Company during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern. The Review Board therefore concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals.

The Review Board found that there is broad support among Aboriginal organizations and communities in the Dehcho Region for the benefits that the Prairie Creek Mine could bring to the Dehcho Region of the Northwest Territories. The Review Board acknowledged the commitments that the Company has made toward mitigating potentially adverse social impacts of the project on First Nations and communities in the region.

The Socio-Economic Agreement between the Company and the GNWT is a key document in the Review Board’s findings on impacts of the project on the human environment. In the Review Board’s view, the Prairie Creek Mine is not likely to have significant adverse impacts on the human environment of the Dehcho Region or the Northwest Territories provided the developer’s commitments are followed and enforced and the Socio-Economic Agreement is implemented.

To achieve its proposed water quality objectives, the Company made commitments to enhance its water treatment plant, increase water storage capacity and construct an improved mine effluent outfall for discharge into Prairie Creek. The Company and the Department of Aboriginal Affairs Canada and Northern Development proposed differing approaches to site specific water quality objectives for Prairie Creek. The Review Board is of the view that the implementation of either approach to site specific water quality objectives is not likely to significantly impact water quality in Prairie Creek in the area of the mine site, in Prairie Creek at the Nahanni National Park Reserve boundary, or in Prairie Creek at its confluence with the South Nahanni River. The Review Board noted that the Water Board will decide in the regulatory phase the limits to protect water quality that are appropriate for this Project and setting.

The Review Board provided three suggestions that would improve the monitoring and management of potential impacts from the development of the Prairie Creek Mine:

•
The Review Board noted that construction of a second water storage pond may address a broader range of risks and result in better water management on site and improved water quality in Prairie Creek. The Review Board suggested that the Water Board consider this during the licensing phase.

•
In the Review Board’s opinion, the Company’s approach to tailings management by placing all tailings underground as tailings paste backfill by the end of mine operations can be achieved and will reduce impacts on water quality so that they are not likely to be significant. The Review Board suggested that the Company prepare a Tailings Management Plan for both the permanent storage of tailings underground and the temporary storage of tailings on surface at the mine site. The Review Board suggests that this Plan should be part of the water licences.

•	The Review Board suggested that the Company use secondary containment of concentrate during transport along the winter road to reduce the risk of contaminant dispersal.

Throughout the EA process, Canadian Zinc proposed certain design modifications to the mine site and access road to improve the project and minimize potentially adverse impacts to the environment. Key design modifications included commitments to increase water storage capacity at the mine site, an improved mine effluent design, an enhanced water treatment plant and realignments of the access road.

The EA Report stated that the Review Board based its decision on the assumption that Canadian Zinc would fulfill its commitments made during the proceedings and that these commitments were important for the Review Board's decision on the significance of adverse impacts. The Review Board stated that, in its opinion, it is therefore important that the Company, appropriate regulatory authorities and government agencies ensure that Canadian Zinc fulfills its commitments. The full list of commitments made by Canadian Zinc is set out in Appendix B to the EA Report. Investors are urged to read and consider closely the full text of the Report of Environmental Assessment and Reasons for Decision, including the list of commitments in Appendix A thereof.

The full text of the Report of Environmental Assessment and Reasons for Decision, together with all proceedings, transcripts, technical reports and detailed information on the EA (EA0809-002) of the Prairie Creek Mine and letters commenting on the EA Report are available on the website registry of the Review Board at http://www.reviewboard.ca/registry/, under the file of Canadian Zinc Corporation, and is included as a schedule to the amended material change report of the Company dated December 22, 2011 and filed on SEDAR on December 22, 2011 in respect of the announcement that the Mackenzie Valley Environmental Impact Review Board has approved the proposed operation of the Company's Prairie Creek Mine.

The Review Board concluded that the proposed development of the Prairie Creek Mine is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern.

The Review Board concluded that the development (including the commitments made by Canadian Zinc) is not likely to have significant adverse impacts on the environment, and that the commitments were already a part of the development, and concluded that no mitigation measures were necessary to ensure that there would be no adverse effects on the environment. Section 128(1) (b) of the Act allows for the imposition of mitigation measures did not apply, because of the conclusion that the development is not likely to have adverse impacts.

The Review Board therefore concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approval. The MVRMA provides that the Minister may order an environmental impact review of the proposal, notwithstanding the Review Board’s determination.

In a decision dated June 8, 2012, the Minister of Aboriginal Affairs and Northern Development, on behalf of the responsible Ministers with jurisdiction, including the Minister of the Environment, the Minister of Fisheries and Oceans, the Minister of Environment and Natural Resources, the Minister of Transport Canada and the Minister of Environment and Natural Resources of Government of the Northwest Territories, advised the Review Board of the Decision that the Ministers will not order an environmental impact review of the proposed development of the Prairie Creek Mine, nor will they refer the proposal to the Minister of the Environment for a Canadian Environmental Assessment Act joint panel review.

Regulatory Process

In January 2012, following the completion of the Environmental Assessment in December 2011, the Water Board commenced the regulatory process for the issue of a Class “A” Water Licence and Land Use Permits for the operation of the Prairie Creek Mine. In February 2012, the Company submitted a CPD, highlighting the changes that resulted from commitments made by Canadian Zinc during the environmental assessment process.

The Water Board completed its review of the information contained in the application, Environmental Assessment and the CPD and in May 2012, issued a Directive on additional information required by the Water Board at this stage of the Regulatory Process.

In November 2012, a series of technical sessions were held in Yellowknife to review the Company’s submissions to the Water Board. The sessions resulted in triggering 24 additional Information Requests which the Company responded to in December 2012. Follow-up meetings to further discuss the Information Requests were held in Yellowknife and Fort Simpson during the week of December 20, 2012.

Formal written interventions to the MVLWB were submitted by the Intervening Parties on January 11, 2013 and CZN submitted a response to the Interventions on January 18, 2013. Beginning on January 29, 2013, the Company and Intervenors attended Public Hearings held in Fort Simpson. The three day session was adjudicated by the Water Board. A Public Hearing scheduled to be held in Nahanni Butte February 1, 2013 was postponed due to weather and held as a Teleconference on February 8, 2013.

In June 2013, the MVLWB issued LUP “MV2008D0014” which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site.

Also in June 2013, the MVLWB issued LUP “MV2008T0012” which permits Canadian Zinc to construct and operate the Liard Transfer Facility to be situated near the junction of the existing Prairie Creek Mine access road and the Liard Highway. The Liard Transfer Facility is a staging area at the south end of the winter access road designed to temporarily store outbound concentrate and inbound supplies.

Both new LUP permits issued in June 2013 are valid for a term of five years and with an optional two year extension.

In July 2013, the Water Board completed its regulatory process and finalized the Type “A” Water Licence, MV2008L2-002, for the Prairie Creek Mine and forwarded the Licence to the Federal Minister of Aboriginal Affairs and Northern Development Canada with the recommendation that the Minister approve and sign the Licence.

In September 2013, the Minister of Aboriginal Affairs and Northern Development Canada, approved and signed the Type “A” Water Licence for the Prairie Creek Mine in the Northwest Territories, Canada.

On December 22, 2013, the Company filed a request with the Water Board to amend certain terms of the Type “A” Water Licence and the Land Use Permit, specifically to extend the term of the permits and to change the timing schedule for the required security deposits to coincide with commencement of construction and commercial operation. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the cost of closure and reclamation is not applicable until a new lease for production replaces the existing care and maintenance surface lease.

In March 2014, the Water Board allowed the Company to conduct dewatering tests in the summer of 2014 and submit a Failure Modes and Effects Analysis report to the Water Board by December 31, 2014.

Documentation related to this regulatory process is posted on the Water Board website at www.mvlwb.ca/mv/registry.aspx (Year 2008, Canadian Zinc MV2008L2-0002).

Environmental Matters

Impact Assessment

The Developer’s Assessment Report submitted to the Review Board in March 2010 outlines the Company’s assessment of any Potential Environmental Impact that operating the Prairie Creek mine may have on the region as follows:

Human Environment: The Prairie Creek Mine is a relatively modest project that is proposed for a region of the Northwest Territories that has limited other confirmed economic prospects. The real economic and social impact of this project will be generated through the participation of local labour and business in the area, including the communities of Nahanni Butte, Fort Simpson and Fort Liard. Participation will come in the form of direct employment, direct supply of goods and services, and spin-off activities. There will be a period of adjustment as people and communities integrate into the wage economy. The rise in financial wealth and all that it affords will more than offset this initial adjustment period. For those living in the project area, an operating Prairie Creek Mine offers an opportunity for a generation of employment, and will result in a population that is better educated, better trained and better able to cope with, adapt to and capture new opportunities in the future.

Access road operations are expected to increase traditional land use in the area since a re-aligned access road will afford easier access to hunting areas and trap lines. However, a cooperative effort is required to control road access because unauthorized use poses risks to safety and to wildlife from hunting pressures.

Water Quality: Recent studies show that the historical discharge of untreated mine drainage has had no significant impact on downstream water and stream sediment quality, or aquatic life. This suggests Prairie Creek is not particularly sensitive to discharges from the Mine. Nevertheless, Canadian Zinc’s water management strategy for operations will minimize the potential for impacts.

Predictions show that the planned discharge from the Mine during operations will not cause metal concentrations in Prairie Creek to exceed the targets when creek flows are in the normal range year round. Canadian Zinc will monitor flows in the creek, and if flows are found to be lower than normal, the discharge will be temporarily adjusted so that the targets are not exceeded. This will mean no impacts on Prairie Creek water at the Mine, or 7 kilometres downstream at the new Nahanni National Park Reserve boundary.

After mine closure, there will be no drainage from mine portals because the Mine and access tunnels will be completely filled. However, bedrock surrounding the Mine workings is expected to allow the passage of groundwater. This water will contain metals, mostly from mineralization considered uneconomic and not mined, and to a lesser extent from the backfilled waste mixture. A small quantity of seepage from the covered Waste Rock Pile is also possible.

It is believed that the natural zinc concentrations that existed in Prairie Creek before any mine development potentially exceeded the water quality target during winter months when creek flows were lower than normal.

Predictions for Prairie Creek after mine closure suggest all metal concentrations will remain within the water quality targets when creek flows are in the normal range year round, but if creek flows are lower than monthly in winter, zinc concentrations could be similar to those predicted to have potentially occurred before mine development. Post-mine predictions also indicate higher cadmium concentrations in winter if creek flows are unusually low. However, cadmium is not stable in the natural environment and disappears quickly because of various natural reactions. Therefore, the target for this metal is unlikely to be exceeded. As such, it is likely that no additional impacts on water quality will occur after mine closure compared to pre-mine conditions.

Following Technical Sessions held during October 2010 related to the Prairie Creek Environmental Assessment the Mackenzie Valley Review Board issued a Second Round of Information Requests and the Company received 54 Information Requests from seven agencies. The majority of requests related to further details of the proposed operating mine water quality and management.

In order to adequately address the Information Requests the Company needed to generate water products that would be representative of the proposed Prairie Creek operations. This required the collection of local Prairie Creek Mine site source water products and included the collection of a 285 kg bulk mineralization composite rock sample from various underground headings, over 200 litres of minewater and water directly from Prairie Creek itself. SGS Canada Inc., of Vancouver completed a Locked Cycle Test utilizing the collected rock and water samples in a laboratory bench scale study. The mill process flow sheet used in the Locked Cycle Test had been previously determined through numerous metallurgical studies. Both concentrates and waste products, including tailings and water, were generated from this laboratory scale milling process.

SGS-CEMI labs completed further primary treatment tests on both the process water and minewater. Further analysis related to effluent discharge of the proposed Prairie Creek Mine were completed by Hatfield Consultants of Vancouver. These included development of proposed site-specific water quality objectives, definition of an internal dilution zone and development of proposed Effluent Quality Criteria. Additional toxicity studies were completed, on the product effluent using both fish and organic growth to determine discharge toxicity levels and impact assessment related to aquatic sensitivities. These studies resulted in developing a more detailed water treatment scheme and water management system for the proposed Prairie Creek site.

The original proposal to use an end of pipe-type design to disperse mine effluent did not produce satisfactory mixing condition within the Prairie Creek dilution zone. Additional investigation of outfall effluent discharge design by Northwest Hydraulic Consultants was completed and a new exfiltration trench has been proposed and at the outfall location into Prairie Creek. In addition a downstream mixing analysis of the outfall water with Prairie Creek flows was also completed with the use of proprietary HEC-RAS hydraulic modeling software.

Canadian Zinc and the Department of Aboriginal Affairs and Northern Development proposed differing approaches to site specific water quality objectives for Prairie Creek.

The ‘Reference Condition Approach’ (RCA), recommend by AANDC, is a method of determining site specific water quality objectives (SSWQOs) for the environment, which are in turn used to create effluent quality criteria (EQCs) that are meant to regulate end-of-pipe water discharge into the environment.

Canadian Zinc believed that technical solutions acceptable to all parties had been identified for most issues raised in the EA. However, there remained a difference in approach between the Company and AANDC regarding the methodology used to select site specific water quality objectives relating to the treated water discharge from the Prairie Creek Mine. CZN and AANDC agreed to collaborate to move forward in a timely manner to further discuss the issues and seek to reach a mutually acceptable solution and approach. In a letter issued July 15, 2011, the Review Board encouraged the parties to complete the meetings and report preparation prior to the deadline established for final submissions.

During August and September the Company met numerous times with interested parties to further collaborate on water quality objectives. A number of additional components, including enhanced water storage and treatment, were suggested to further add to site contingency factors. Progress was made in resolving certain issues in order to move forward with the broad development of a framework for selecting Site-Specific Water Quality Objectives prior to the filing of Final Submissions by the parties and by the Company on September 16, 2011.

To achieve its proposed water quality objectives, Canadian Zinc made commitments to enhance its water treatment plant, increase water storage capacity and construct an improved mine effluent outfall for discharge into Prairie Creek.

The Review Board addressed the issue of the Reference Condition Approach in its EA Report under a section entitled “3.1.3 Site specific water quality objectives”. The Review Board reviewed the submissions from all parties regarding the differing approaches to establishing SSWQOs.

The Review Board is of the view that the implementation of either approach to site specific water quality objectives is not likely to significantly impact water quality in Prairie Creek in the area of the mine site, in Prairie Creek at the Nahanni National Park Reserve boundary or in Prairie Creek at its confluence with the South Nahanni River.

The Review Board concluded that either approach to SSWQOs would produce a result that was not likely to have any significant adverse impacts on the environment. The Review Board specifically left the issue of what SSWQOs would be used to establish EQCs to the Mackenzie Valley Land and Water Board, stating at page 30, “The Review Board will not provide a recommendation on effluent quality criteria because it is the responsibility of the Mackenzie Valley Land and Water Board.” The Review Board recognizes that the Mackenzie Valley Land and Water Board will decide the limits to protect water quality that are appropriate for this project and setting.

The Review Board provided a suggestion to improve the monitoring and management of potential impacts from the development of the Prairie Creek Mine. It noted that construction of a second water storage pond may address a broader range of risks and result in better water management on site and improved water quality in Prairie Creek. The Review Board suggested that the Water Board consider this during the licensing phase.

The main purpose of a Water Licence is to regulate the discharge of water to the environment via the application of licence terms and conditions and the establishment of effluent quality criteria (“EQC”). CZN proposed a water management plan that includes real-time flow monitoring of the Prairie Creek stream, and discharge of treated mine water and treated process water according to a ‘load-based’ approach. In this approach, the volume and the blend of discharge (comprised of treated mine water and treated process water) are varied according to the actual flow volumes in the receiving stream. In so doing, site-specific water quality objectives can be met, and there is no significant negative impact on the receiving environment.

The Water Board accepted the site-specific water quality objectives derived by Canadian Zinc. These are almost all more stringent than the country-wide guideline values adopted by the Canadian Council of Ministers of the Environment. The Board also determined, after many months of review and study, that effluent quality criteria using a variable load-based discharge approach, as proposed by Canadian Zinc, will be a more protective and practical way of controlling effluent discharge from the mine to Prairie Creek. The Board recognized that this is a new approach compared to the standard fixed EQC, but believes that practical and effective mechanisms can be put in place to ensure compliance.

Fish: Bull trout and mountain whitefish are found in Prairie Creek near the Mine, however numbers are low. Spawning trout have been found in Funeral Creek, a tributary of Prairie Creek upstream of the Mine. No evidence of spawning has been found downstream of the Mine. Based on the water quality predictions, mine operations should have no impact on fish. Water quality after Mine closure may cause limited impacts in the immediate vicinity of the Mine site when Prairie Creek flows are less than winter normals. These impacts may have occurred naturally before the Mine existed.

Air: New power generators and an incinerator will limit the release of exhaust gases. Humid conditions will naturally control dust. Any impacts will be limited to the Mine area.

Wildlife and Vegetation: Impacts to wildlife from Mine operations are expected to be limited and largely avoidable. Dall’s sheep lamb on high ground in the area in the spring and could be disturbed by air traffic. Flight path management will be adopted. There is a potential for mortality of Dall’s sheep, woodland caribou and wood bison associated with access road use. A wildlife sighting and notification system will be adopted, in addition to the posting of speed limits. Grizzly bear-human encounters are possible at the Mine site and programs to limit any attraction of bears will be implemented, along with training to respond appropriately to bear encounters. No significant impacts on vegetation are expected because of the relatively small areas of disturbance relative to the large areas of vegetation types.

Terrain and Stability: No large-scale landslide features are evident near the Mine and access road, and the risk of major slope failure appears to be small. Small-scale slope failures and mudflows are possible along the access road east of the Mackenzie Mountains, particularly where permafrost might exist in lowland areas. Impacts can be minimized by good drainage and avoiding removal of the vegetation layer during annual road construction. Engineered structures (the Water Storage Pond and Waste Rock Pile) have been designed to be stable during earthquakes. Dykes protecting the site during major floods were designed and built properly. Maintenance repairs have been made to the armour rock on the dykes.

Accidents and Malfunctions: The majority of Mine activities, and all those associated with chemicals, fuel and hazardous material, will take place within a dyke-protected area, isolated from Prairie Creek. Any spills or contamination can be contained on site, and discharge of site water to the environment can be stopped temporarily. The potential for spills or leaks along the access road will be minimized by controlling road use and using industry-standard containers for transport and storage. Winter conditions will assist in the containment of any spills until a response team can complete a clean-up. The bags of concentrate being transported will be frozen, but road bed tests will be made along the route to make sure material is not being lost.

Cumulative Effects: Very little other activity is or will likely be occurring in the area during Mine operations that could cause cumulative effects. If the Mackenzie Gas Pipeline construction occurs during the life of the Mine, there will be significant regional disruption, but this is unlikely to significantly affect the Mine because the pipeline will require short-term skilled labour. Unauthorized use of the access road would raise safety and wildlife concerns. Canadian Zinc is hoping to control access, and will closely monitor road activity.

Monitoring and Reporting: Significant monitoring of operations and the environment will occur during and after the Mine’s life. Canadian Zinc expects individuals from local communities to be involved in this, preferably as employees. Canadian Zinc undertakes to share the monitoring results. Canadian Zinc’s desire is for the current Canadian Zinc-Parks Canada-Dehcho Technical Committee to evolve into a more public, inclusive committee that meets frequently in the region, and is used as a forum to review Mine performance and to discuss and address concerns.

In December 2011, the Review Board concluded, pursuant to paragraph 128 (1) (a) of the Mackenzie Valley Resource Management Act, that the proposed development of the Prairie Creek Mine as described in the Report of Environmental Assessment, including the list of commitments made by Canadian Zinc during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern.

Acid Rock Drainage

The mineral resources at the Prairie Creek Mine are hosted in carbonate rocks. The low sulphide values and high excess neutralization potential of the host rocks (and tailings products) indicate that these materials will pose no long term hazard to the environment through sulphide oxidation processes.

Rescan Environmental of Vancouver, B.C. undertook a detailed analysis of the acid generating characteristics of all dominant rock types at the Prairie Creek Mine in 1994. The results indicated an overwhelming dominance of acid neutralizing minerals, with acid neutralizing carbonate minerals exceeding the total capacity to generate acidity by an average factor of almost 200. Initial analysis of flotation tailings generated from metallurgical testwork has indicated a similar excess of neutralization potential. The Company does not anticipate the potential for any acid rock drainage impacts.

Mesh Environmental Inc. (“Mesh”) undertook a follow-up study during 2005/06, with the objectives of significantly expanding Rescan’s 1994 rock sample dataset and incorporating analyses on mineralized rock samples, tailings and concentrates. Sample collection was completed by Mesh at the Mine Site during September 2005. A total 66 samples were included in Mesh’s characterization program.

A total of ten process waste samples, including mill rock, flotation feed, tailings and concentrate samples from tests performed in 2005 were provided by SGS Lakefield Research Limited in Lakefield, Ontario (“SGS Lakefield”, ISO 9001-2000 accredited). So-called mill rock is wall rock dilution that will be separated from mineralized material in the processing plant.

Static laboratory geochemical characterizations were carried out by Mesh, including acid-base accounting (“ABA”), along with: total inorganic carbon and multi-element Inductively Coupled

Plasma (“ICP”) analyses on all samples; and mineralogy, expanded ABA (pyritic sulphur, siderite correction, acid-buffering characterization curves) and grain size analyses on a sub-set of samples. The following conclusions were made:

• all the host rock units are non-potentially acid generating (“non-PAG”), due to generally low amounts of contained sulphur (less than one percent of total sulphur) and the substantial effective buffering capacity provided by reactive carbonates, the latter reflecting the carbonate-rich nature of the host rock material (which conclusion is supported by the behavior of mixed waste rock that has been exposed on surface at the Mine Site for 25 years, which waste rock does not demonstrate acidic pH values and remains classified as non-PAG as a result);

• Main Zone vein- and stratabound-mineralization are classified as potentially acid generating due to an abundance of sulphide mineralization (although Mesh’s kinetic test data to December 2006 suggests that it may take a substantial amount of time for acidity to be generated, due to the significant amount of buffering capacity available from the carbonate host rocks);

• the two mill rock samples produced as by-products from Main Zone vein mineralization and overbreak are non-PAG and contain relatively low sulphur values (approximately 0.3 percent, or less);

• the final composite tailings samples are classified as non-PAG and contain sufficient buffering capacity to maintain neutral conditions under laboratory conditions;

• tailings supernatant is alkaline (pH 10.7 to 10.9), with total solids in solution (“TSS”) of five to 500 milligrams and relatively high sulphate concentrations of 170 to 230 milligrams per litre, respectively, over the two hour test period;

• sulphide concentrates are classified as potentially acid generating due to slightly elevated pyritic sulphur content and very little neutralization capacity;

• as a result of substantially higher neutralization potential, oxide concentrates are classified as non-PAG (oxide zinc concentrate) and as having uncertain acid generation potential (oxide lead concentrate).

Hazardous Materials

Hazardous and toxic waste materials have been stored at the Prairie Creek Mine site, including sodium cyanide and PCB’s that remained from Cadillac’s operations in the early 1980s. Diesel fuel is also stored on site. All such substances were stored in a secured manner and are regularly inspected by government agencies.

A disposal project for the cyanide and PCB’s commenced in 2007 and in July 2008, following receipt of the necessary regulatory approvals, the repacked sodium cyanide drums were transported to Cyanide Destruct Systems in Barrie, Ontario and the repackaging waste was removed to Earth Tech’s Swan Hills Treatment Centre in Alberta for destruction and disposal.

In 2010, a program was undertaken to remove, by airlift, all PCB (polychlorinated biphenyls) contaminated material that has been stored in a dedicated safe facility on site since 1982. The Company contracted Hazco Environmental Services to repackage, remove and transport the PCB material off-site to be disposed of, by incineration, at the certified Earth Tech Swan Hills disposal facilities in Northern Alberta.

Endangered Species

The federal, provincial, and territorial government signatories under the Accord for the Protection of Species at Risk (1996) agreed to establish complementary legislation and programs that provide for effective protection of species at risk throughout Canada. Under the Species at Risk Act (S.C. 2002, c.29) (SARA), the federal competent ministers are responsible for the preparation of recovery strategies for listed Extirpated, Endangered, and Threatened species.

The Committee on the Status of Endangered Wildlife in Canada (“COSEWIC”) lists only two species in the area of the Prairie Creek Mine: the Grizzly Bear (Ursus arctos) and the Wolverine (Gulo gulo), both of which are listed in the Special Concern category. In areas removed from the minesite, COSEWIC lists the Peregrine Falcon (Falco peregrinus anatum), the Woodland Caribou, Boreal population (Rangifer tarandus caribou) and the Wood Bison (Bison bison athabascae), each of which are considered threatened. No rare or highly valued species of vegetation or plant communities have been identified in the area. COSEWIC does not list any plant species as endangered, threatened or of special concern in the area of the Prairie Creek Mine.

Detailed field studies of wildlife populations and wildlife habitat in the area of the Prairie Creek Mine and the access road were conducted by Beak Consultants Inc. in 1980-81 and again by Rescan in 1994. None of the listed species and no critical habitats, such as denning or nesting areas, were identified in the area of the Mine. Grizzly bears and wolverines have been observed or encountered only very infrequently in the area surrounding the mine over the past 20 years.

Specific surveys of potential Peregrine falcon nesting habitat have identified no nesting sites in the area of the minesite.

Wood bison were re-introduced into the Nahanni Butte area, 90 kilometres to the southeast of the Prairie Creek Mine, in 1980 with additions to the herd made in 1989 and again in 1998. Potential impacts to these populations are primarily transportation related, in this case primarily in the area of the Liard Highway, and can be mitigated through standard road safety practices.

In 2011, Environment Canada published a proposed recovery strategy on the Boreal population of Woodland Caribou (Rangifer tarandus caribou), referred to as boreal caribou, which were assessed in May 2002 as ‘Threatened’ by the Committee on the Status of Endangered Wildlife in Canada (COSEWIC). [Environment Canada. 2011. Recovery Strategy for the Woodland Caribou, Boreal population (Rangifer tarandus caribou) in Canada [Proposed]. Species at Risk Act Recovery Strategy Series.] The long-term recovery goal for boreal caribou is to achieve self-sustaining local populations throughout their distribution in Canada to the extent possible.

Boreal caribou are primarily threatened by a reduction in the availability and suitability of habitat necessary to carry out the life processes necessary for their survival and reproduction. They require large range areas comprised of continuous tracts of undisturbed habitat rich in mature to old-growth coniferous forest, lichens, muskegs, peatlands, and upland or hilly areas. Large range areas with suitable quality habitat allow boreal caribou to disperse across the landscape when conditions are unfavourable (e.g. natural wildfire disturbance, anthropogenic disturbance) and to maintain low population densities throughout the range to reduce the risk of predation. Threats, primarily habitat alteration (i.e. habitat loss, degradation, and fragmentation) from both anthropogenic and natural stressors, and predation have resulted in local population declines throughout their distribution.

Boreal caribou are distributed broadly throughout the boreal forest region, including in the Mackenzie Mountains of the Northwest Territories. In 2010, the Company completed two wildlife surveys with Golder & Associates and Parks Canada, by fixed wing airplane, along the proposed winter road route to the Prairie Creek Mine in order to further assess the wildlife population, with an emphasis on caribou. Caribou populations and potential caribou habitat have been identified in areas removed from the Prairie Creek Mine to the north and east in the Mackenzie Mountains. Potential impacts to these populations are primarily transportation related and can be mitigated through standard road safety practices.

Nahanni National Park Reserve / Parks Canada Memorandum of Understanding

The South Nahanni River is highly valued as a wilderness recreation river and is used for canoeing trips during the summer months. These wilderness adventure tours are supported by a number of outfitting companies from as far away as Ontario.

The Nahanni National Park Reserve (“NNPR”) was created in 1972, following a canoe trip down the river by then Prime Minister Pierre Elliot Trudeau, specifically for the purpose of setting aside the South Nahanni River for wilderness recreational purposes. Exploration activity at Prairie Creek had been ongoing for many years prior to 1972 and underground development was well advanced at that point in time.

Parliament formally established Nahanni National Park Reserve of Canada in 1972, legally protecting it as Canada’s 26th National Park under the Canada National Parks Act. It was established as a National Park Reserve in view of the fact that there were outstanding land claims in the area. It will only become a fully-fledged National Park once an agreement has been reached with the Dehcho First Nations.

The NNPR is considered to be of global significance. In 1978, it was the first area added by UNESCO to its list of World Heritage Sites. There are only 13 sites in Canada designated as World Heritage Sites, eight of them being National Parks. Nahanni received this designation because of the geological processes and natural phenomena in the area. In UNESCO’s view, NNPR is special because it is an unexploited natural area. The presence in this area of three river canyons cutting at right angles to the mountain ranges, with walls of up to 1,000 metres high, Virginia Falls which falls over 90 metres, hot springs, sink holes and karst topography are considered a special combination.

In considering and approving the nomination of NNPR for World Heritage Status, the World Heritage Committee stated that “it would be desirable to incorporate the entire upstream watershed in the World Heritage Site.” In 1977, the Minister responsible for Parks Canada directed Parks Canada to examine the possibility of expanding NNPR to include more of the head waters of the South Nahanni and the karst terrain. Several studies were conducted to assess this potential.

In June 2009, new legislation was enacted by the Canadian Parliament entitled “An Act to amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” to provide for the expansion of Nahanni National Park Reserve. Nahanni National Park Reserve was expanded by 30,000 km2, making it the third largest National Park in Canada. The enlarged Park covers most of the South Nahanni River watershed and completely encircles the Prairie Creek Mine. However, the Mine itself and a large surrounding area of approximately 300 km2 are specifically excluded from the Park and are not part of the expanded Park.

The exclusion of the Prairie Creek Mine from the NNPR expansion area has brought clarity to the land use policy objectives for the region and will facilitate various aspects of the environmental assessment process. The Government’s decision on the expansion of NNPR reflects a balanced approach to development and to conservation which allows for mineral resource and energy development in the Northwest Territories and at the same time protects the environment.

Section 7(1) of the new Act amended the Canada National Parks Act to enable the Minister of the Environment to enter into leases or licences of occupation of, and easements over, public lands situated in the expansion area for the purposes of a mining access road leading to the Prairie Creek Area, including the sites of storage and other facilities connected with that road. Heretofore, an access road to a mine through a National Park was not permitted under the Canada National Parks Act, and the Act was amended solely for Nahanni National Park Reserve and specifically for the purpose of providing access to the Prairie Creek Area.

On July 29, 2008, Parks Canada Agency (“Parks Canada”) and Canadian Zinc entered into a MOU with regard to the expansion of the NNPR and the development of the Prairie Creek Mine, whereby:

•
Parks Canada and Canadian Zinc agreed to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of an expanded Nahanni National Park Reserve and an operating Prairie Creek Mine.

•
Parks Canada recognized and respects the right of Canadian Zinc to develop the Prairie Creek Mine and was to manage the expansion of Nahanni National Park Reserve so that the expansion did not in its own right negatively affect development of, or reasonable access to and from, the Prairie Creek Mine.

•
Canadian Zinc accepted and supported the proposed expansion of the Nahanni National Park Reserve and will manage the development of the Prairie Creek Mine so the mine does not, in its own right, negatively affect the expansion of the Nahanni National Park Reserve.

The 2008 MOU was intended to cover the period up to the development of the Prairie Creek Mine (Phase I). In February 2012, Canadian Zinc and Parks Canada signed a renewed Memorandum of Understanding regarding the operation and development of the Prairie Creek Mine and the management of Nahanni National Park Reserve.

The MOU, which is valid for three years, replaces the previous MOU signed between the Parties in 2008. In the renewed MOU:

•
Parks Canada and Canadian Zinc agree to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of managing Nahanni National Park Reserve and an operating Prairie Creek Mine.

•	Parks Canada recognizes and respects the right of Canadian Zinc to develop the Prairie Creek Mine and has granted Land Use Permit 2009 – L02 to provide road access through the Park to the Mine area.
•
Canadian Zinc acknowledges the cooperative management relationship Parks Canada shares with the Dehcho First Nations in the management of Nahanni National Park Reserve. This includes recognition of the 2003 Parks Canada - Dehcho First Nation Interim Park Management Arrangement and the role of the cooperative management mechanism –Nah?a Dehé Consensus Team.

In the MOU Parks Canada and Canadian Zinc agreed to make every reasonable effort to address issues of common interest and build a strong working relationship, including convening a Technical Team, including representatives of the Dehcho First Nations, which will better identify, define and consider issues of common interest, including, among other things, development of the access to and from the Prairie Creek Mine through Nahanni National Park Reserve and operation of the Prairie Creek Mine.

The Parties also agreed to share with one another and the Technical Team any existing technical and scientific information relevant to a discussion and analysis of issues of common interest to the Parties. The parties have agreed to make reasonable efforts to be timely in regards to permit requests being submitted, with ample time for review and consultation, such review and consultation will occur without unreasonable delay.

The MOU is an expression of the mutual intentions of the parties and is not legally binding on them or enforceable against them. The MOU does not create any new powers or duties or alter or affect any rights, powers and duties established by law, including by the Parks Canada Agency Act and the Canada National Parks Act, or result in the Parties relinquishing any right, jurisdiction, power, privilege, prerogative or immunity.

To the extent that the Prairie Creek Mine is subject to regulatory or government processes, including hearings, Parks Canada reserves the right, while recognizing the intent of the MOU, to participate in any such process and take such positions as it sees fit and the MOU does not, and is not intended to constrain Parks Canada from doing so, subject only to the understanding that in doing so Parks Canada will not object to or oppose, in principle, the development of the Prairie Creek Mine.

Environmental Obligations

As at December 31, 2013, the Company has estimated the present value of expenditures required for reclamation and closure costs at the Prairie Creek Property to be approximately $2.961 million (December 31, 2012 - $2.961 million) on an undiscounted basis, mostly to be incurred at the end of the life of the mine.

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Other than specific environmental matters discussed in this Annual Information Form, the Company is not aware of any material environmental matter requiring significant capital outlays in the immediate future.

The Company currently holds a surface lease, issued by the Minister of Aboriginal Affairs and Northern Development Canada, which limits the use of the land for mine site care and maintenance purposes only and establishes the Company's current responsibility for abandonment and restoration in accordance with an abandonment and restoration plan attached as a schedule to the surface lease. The Company has applied to the Minister of Aboriginal Affairs and Northern Development Canada for a new lease for production to replace the existing care and maintenance surface lease.

In September 2013, the Company was issued with the Type “A” Water Licence MV2008L2-002 by the Mackenzie Valley Water Board. The Licence is subject to numerous conditions, including the requirement to post and maintain security, in stages, with the Minister of Aboriginal Affairs and Northern Development Canada totaling $13.07 million, on a schedule of $3 million within ninety days of the effective date of the licence, $5 million prior to extracting waste rock from the underground mine and $5.07 million prior to commencing milling.

In June 2013, the MVLWB issued Land Use Permit MV2008D0014 which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site. This permit is subject to numerous conditions including the requirement to deposit, in stages, with the Minister of Aboriginal Affairs and Northern Development Canada security of $3 million within ninety days of the issue of the permit and additional $1 million prior to the commencement of construction upgrades to the mill.

In June and December 2013, the Company filed requests with the MVLWB for amendments to the timing schedules of the various security deposits to be provided to the Minister of Aboriginal Affairs and Northern Development Canada under the Type “A” Water Licence and the Land Use Permit. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the site and cost of closure and reclamation is not applicable until a new lease for production replaces the existing care and maintenance surface lease.

The Company also holds various land use permits, water licences and construction permits from the MVLWB and Parks Canada with the requirement to post security for future reclamation in the total amount of $3.33 million, to be posted prior to construction of infrastructure or commencement of operations. The Company has previously posted reclamation security deposits in support of current reclamation obligations in the amount of $525,000.

First Nations

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Dehcho First Nations (“Dehcho” or “DCFN”) as their traditional territory. The Nahanni Butte (Nahaahdee) First Nation is a “band” pursuant to the Indian Act RSC 1985. The members of the Dehcho First Nations are Aboriginal people within the meaning of Section 35 of the Constitution Act, 1982.

The Dehcho are a distinct group of Aboriginal people, whose ancestors were among the South Slavey people of the Dene Nation of what is now the Northwest Territories, and the Metis people within the DCFN territory. The Dehcho have had their own system of laws, religion, economy, customs, traditions and language since time immemorial. Many Dehcho people continue to rely heavily on the land, water and resources within DCFN territory for sustenance, social and ceremonial purposes.

The DCFN is an organization representing all of the Dene and Metis peoples in the Dehcho territory of the Northwest Territories which comprise thirteen separate communities. The DCFN have incorporated a society under the laws of the Northwest Territories in order to provide leadership, governance, administration and program delivery to their member communities. The DCFN is a governing body of the Dehcho people lands, administers oversees a number of programs and services for its member communities including those relating to health, employment, education, and land and resource management.

The DCFN and their member Aboriginal communities hold collective Aboriginal title and rights and treaty rights to Dehcho territory and hold other Aboriginal rights as a collective in relation to their land and governance over the land and the Dehcho people.

In the Mackenzie Valley, land is owned, or managed, controlled and administered by different governments or landowners. Land can be either Crown or Commissioner’s land administered by land managers, or privately owned.

In the Northwest Territories, private lands are owned largely by First Nations with settled land claims. There are currently three major landowners in the Mackenzie Valley - the Gwich’in, Sahtu and Tlicho. It is anticipated that as claims are settled in the Dehcho region, more private lands will be created and Aboriginal groups will become recognized landowners in their respective regions.

The Federal Government has recognized that the inherent right of self-government is an existing Aboriginal right recognized and affirmed by Section 35 of the Constitution Act, 1982. The Dehcho are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the “Dehcho Process.” The Federal Government first attempted to negotiate land claim settlements in the Northwest Territories, with the Dene/Metis in the late 1980s without success. Subsequently settlement agreements were reached first with the Gwich’in and Sahtu Dene/Metis people and later with the Tlicho in 2005. The Dehcho have not settled their land claim with the Federal Government. The Dehcho and the Federal Government of Canada both claim legal title to this territory, the Dehcho by virtue of historical occupation and the Federal Government under Treaty 8, signed in 1900, and Treaty 11 signed in 1921 and 1922. The Federal Government and the Dehcho First Nations disagree on the interpretation of Treaties 8 and 11 and legal title to the land remains in dispute. Canada maintains that under the Treaties the Dehcho extinguished ownership of their traditional lands. The Dehcho have threatened to take the Federal Government to court, or to the United Nations, over the key issue of sovereignty. The Dehcho territory has an area of approximately 210,000 km2 and has a native population of approximately 6,000.

Since the mid-1990s the Dehcho and the Federal Government have been engaged in the Dehcho Process whereby the Federal Government and the Government of the Northwest Territories have agreed to negotiate with the Dehcho First Nations on a government to government basis in order to set out land, resources and governance rights to apply in the Dehcho territory. The objective of negotiations is to complete a Dehcho Final Agreement which clarifies and builds upon existing Treaties by implementing a Dehcho government which will make laws and deliver programs and services; be a public government based upon Dehcho First Nations laws and customs and other Canadian laws and customs; and be the primary government for the delivery of programs and services to residents of the Dehcho territory. The Final Agreement will also describe intergovernmental relationships and jurisdictions, provide for certainty and clarity of rights respecting land, resources and governance and provide for the use, management and conservation of land, water and other resources, including wildlife, fish and their habitat in the Dehcho territory.

Early negotiations proved very slow in part because the Dehcho initially rejected the land selection process by which other land claim disputes have been typically settled in the North. Under the typical system, the Federal Government and First Nations select by negotiation particular areas of land in the area under dispute. Once selected the Government makes a financial payment and the claim is settled. However, the Dehcho have been holding out for full constitutional, legal and governmental control over their entire region, where effectively the laws of Canada would no longer apply, and this has led to lengthy and difficult negotiations.

The DCFN’s position is that the Mackenzie Valley Resource Management Act cannot and should not apply within Dehcho territory, that the legislation was enacted without the participation of, or any consultation with, the DCFN and was imposed on the Dehcho territory against DCFN wishes. The DCFN have stated that the Final Agreement must, among other things, include a new resource management regime in Dehcho territory other than the Mackenzie Valley Resource Management Act.

In 2001, the Federal Government and the Dehcho First Nations entered into a Framework Agreement dated May 23, 2001. The Framework Agreement contemplates providing a structure for the negotiation of the Final Agreement. However, all negotiations are without prejudice to the legal position of the parties and nothing in the Framework Agreement is to be interpreted as creating, recognizing or denying rights or obligations of any of the parties. The Federal Government and the Dehcho agreed that it is desirable that the negotiations proceed at a pace which allows for the people of the Dehcho territory, and particularly the Elders, to remain fully informed and involved in the process.

As contemplated in the Framework Agreement, an Interim Measures Agreement, also dated May 23, 2001, was executed between the parties to provide for interim arrangements pending the negotiation and signing of the Dehcho Final Agreement.

Under the Interim Measures Agreement, the Governments and the Dehcho agreed to develop a land use plan for the Dehcho lands outside Nahanni National Park Reserve and for that purpose to establish a Land Use Planning Committee. The purpose of the Land Use Plan is to provide for the conservation, development and utilization of the land, waters and other resources in the Dehcho territory, taking into consideration the principles of respect for the land, as understood and explained by the Dehcho Elders, and sustainable development.

Under the Interim Measures Agreement, Canada and the Dehcho agreed to negotiate for the purpose of identifying lands to be withdrawn from disposal and mineral staking and Canada agreed to withdraw from disposal, by Order in Council under the Territorial Lands Act, the lands identified in this process.

The Interim Measures Agreement specifically provides at sections 19 and 23 that land withdrawn from disposal under the Agreement shall be subject to the continuing exercise of existing rights, titles, interests, entitlements, licences and permits and that the provisions of the Agreement shall not effect access to or across withdrawn lands.

The Agreement also provides that no new water licences or land use permits will be issued under the Mackenzie Valley Resource Management Act within the Dehcho territory except after written notice to the Dehcho First Nations and after a reasonable period of time for the Dehcho to make representations with respect to the application for such licence or permit. Canada also agreed not to issue any new prospecting permits under the Canada Mining Regulations in the Dehcho territory without the support of the affected Dehcho First Nation.

The parties also agreed to enter into negotiations for the purpose of concluding an Interim Resource Development Agreement with the objective of fostering resource development in the Dehcho Territory and to accrue benefits from Canada to the Dehcho First Nations. An Interim Resource Development Agreement was signed on April 17, 2003 under which Canada agreed to provide to the Dehcho First Nations a percentage of Federal resource royalties collected from the Dehcho area of the Mackenzie Valley.

Canada also agreed that the Final Agreement will ensure that a major mining project that requires any authorization from Canada, and that will impact on the Dehcho, shall be subject to negotiation with the Dehcho of an agreement relating to that project. A major mining project is defined as a project related to the development or production of minerals that will employ an average of 50 persons annually for the first five years in the Dehcho territory and for which more than $50 million will be expended in capital costs. The Company believes that the Prairie Creek Project is currently the only such major mining project in the Dehcho territory.

The Interim Measures Agreement also provided that the Dehcho may propose protected areas for land withdrawal or permanent protection under the Northwest Territories Protected Areas Strategy. The parties also agreed to negotiate an interim management arrangement respecting the management of Nahanni National Park Reserve.

The Interim Measures Agreement was made without prejudice to the legal position of the parties and nothing in the Agreement is to be interpreted as creating, recognizing or denying rights or obligations on the part of the parties.

In 2003, Canada and the Dehcho agreed to an interim withdrawal of lands covering an area of approximately 80,000 km2 for a period of five years. The withdrawal was confirmed by Order in Council dated August 13, 2003. The areas of the withdrawn lands do not include the Prairie Creek Mine but include all of the Company’s Mining Lease 2854 and part of Mining Leases 2931, 3314 and 3313. The withdrawn land also includes an area over which part of the Company’s road to the Prairie Creek Property passes. However in accordance with Sections 19 and 23 of the Interim Measures Agreement such withdrawal is subject to the continuing exercise of existing rights, titles, interests, entitlements, licences, permits, reservations, benefits and privileges and does not affect access to or across withdrawn land.

In August 2003, a Memorandum of Understanding respecting the expansion of Nahanni National Park Reserve dated 24 June 2003 was signed between the Dehcho and the Parks Canada Agency, whereby as part of the Dehcho Process, Parks Canada and the Dehcho agreed to work co-operatively towards completion of a feasibility study towards the addition of the identified lands to the Nahanni National Park Reserve and to recommend an amendment to the Canada National Parks Act for a new boundary for the expansion of the Nahanni National Park Reserve and, as part of the Dehcho Final Agreement, moving the Nahanni National Park Reserve to full National Park status under the Canada National Parks Act.

At the same time in August 2003, an Interim Park Management Arrangement for the Nahanni National Park Reserve was signed between the Dehcho and Parks Canada Agency designed to give the Dehcho a greater role in the Park management process. A Consensus Team was established, comprising three appointees of Parks Canada and four from the Dehcho First Nations (two from Nahanni Butte) to address, amongst other things, making recommendations in respect of impacts of land and resource uses in areas outside Nahanni National Park Reserve.

Under the Arrangement the Dehcho and Parks Canada agreed that while the current jurisdiction of Parks Canada is restricted to Nahanni National Park Reserve, the ecological integrity of the Park Reserve depends on the ecological integrity of the South Nahanni River watershed as a whole. The Prairie Creek Mine is located within the watershed of the South Nahanni River.

The Interim Park Management Arrangement is a statement of interests only and is not legally binding. Nothing in the Arrangement obliges Canada to act in a manner inconsistent with federal or territorial legislative or regulatory jurisdictions or authorities and the Nahanni National Park Reserve shall be administered and managed in accordance with the Canada National Parks Act.

During 2005, negotiations on the Dehcho Process broke down because of issues surrounding the proposed Mackenzie Valley gas pipeline. In June 2005 the Dehcho First Nations entered into a Settlement Agreement with Canada [represented by the Minister of Indian Affairs and Northern Development] to settle Court actions which had been commenced by the Dehcho in the Northwest Territories Supreme Court and in the Federal Court against Canada and the Mackenzie Valley Environmental Impact Review Board arising out of disputes concerning the Mackenzie Gas Project. In the Settlement Agreement Canada and the Dehcho agreed to resolve issues related to the participation of the Dehcho in the environmental and regulatory review of the Mackenzie Gas Project and which they agreed to facilitate.

The Settlement Agreement recites that Canada and the Dehcho have differing views as to the existence and scope of the rights of the Dehcho First Nation(s) recognized by Section 35 of the Constitution Act 1982, and the nature and extent of Canada’s requirements to consult with the Dehcho First Nations. In the Settlement Agreement the parties agreed to take all reasonable steps to negotiate the terms of the Dehcho Final Agreement which would include agreement to establish a Dehcho Resource Management Authority (DCRMA) which will be a body of public government. The Final Agreement will describe the legal capacity, structure, accountability, rights, powers, privileges and responsibilities of the DCRMA; source(s) of the DCRMA’s powers, privileges and responsibilities; relationship of the DCRMA to the Mackenzie Valley Resource Management Act, and rules regarding conflict of laws and the priorities of laws. For greater certainty, the Final Agreement may provide for a standalone DCRMA harmonized with the Mackenzie Valley Resource Management Act. The Settlement Agreement provides that the Final Agreement will provide for the circumstances in which laws within the jurisdiction of the Dehcho First Nations, any successor organization, or any government established pursuant to a Final Agreement, will take priority over the laws of Canada in the event of a conflict. The parties agreed to negotiate a Final Agreement in accordance with the Dehcho First Nations Framework Agreement.

In the Settlement Agreement, the parties agreed to implement a Land Use Plan that is approved by the Dehcho First Nations, approved the Minister of Environment and Natural Resources of the Northwest Territories, and favourably considered by the Minister of Indian and Northern Affairs, Canada, as soon as possible after the Plan’s completion.

In the 2005 Settlement Agreement the parties affirmed the Interim Resource Development Agreement dated April 17, 2003 and agreed to take immediate steps to establish a working group comprised of the parties to the Dehcho First Nations Interim Measures Agreement for the purposes of ensuring that the issues arising from the implementation of the Resource Development Agreement are addressed in a timely manner. The parties also agreed that once an Agreement in Principle is ratified, the resource royalty sharing formula set out in the Interim Resource Development Agreement will be replaced with any Resource Revenue Sharing Formula agreed to in the Agreement in Principle.

The Settlement Agreement further provides that, except for certain specified articles of the Agreement, the Settlement Agreement is not legally binding and is intended as an expression of goodwill and as a political commitment.

Negotiations under the Dehcho Process continued during 2006 with Canada presenting a formal comprehensive offer of land selection, local governance provisions and financial compensation but this offer was rejected by the Dehcho First Nations. The Dehcho First Nations are insisting on the approval of a Land Use Plan (see below). Negotiations continued intermittently during 2007 through 2009 with no apparent progress reported.

The Dehcho Land Use Planning Committee (the Committee), was formally established in February 2002 under the authority of the Dehcho Interim Measures Agreement with the responsibility to prepare a land use plan for the Dehcho territory. The land use planning process is a community driven process where the goals and values of the residents of the Dehcho guide the development of the Plan. The Committee works closely with other planning partners such as governments, public agencies, non-government organizations and businesses to fulfill its mandate.

Land use planning boards are responsible for preparing comprehensive land use plans for their respective settlement areas. These plans guide the use of Crown, settlement, and other private lands and provide direction for the conservation, development and use of land, waters and other resources. Essentially, the land use planning boards create plans which lay out the permitted and prohibited uses of all land within a settlement area. They develop land use plans for their regions and recommend approvals, exceptions and amendments to related plans.

A Land Use Plan is a public document that sets aside different areas for different uses, and describes what activities are permitted or not permitted in specified areas. The land use plan applies to both Crown and settlement lands. It does not apply to lands within municipal boundaries or lands within national parks or historic sites.

Once the land use planning board has adopted a Land Use Plan, it must submit the plan to the First Nation of the settlement area, the Territorial Minister and the Federal Minister for approval.

The mission statement of the Dehcho Land Use Planning Committee is to develop a land use plan as a management tool to determine what type of land use activities should occur and where they should take place. The plan will balance economic, social, environmental and cultural needs and interests. The plan will be guided by the principals of sustainable development and respect for the land as understood and explained by the Dehcho Elders. The planning area excludes municipal areas and Nahanni National Park Reserve.

The purpose of the Land Use Plan is to promote the social, environmental, cultural and economic well-being of residents and communities in the Dehcho territory, having regard to the interests of all Canadians. The Plan shall provide for the conservation, development and utilization of the land, waters and other resources in the Dehcho territory.

The Dehcho Land Use Planning Committee includes representatives of the Dehcho First Nations, the Government of the Northwest Territories and Government of Canada. As outlined under the Dehcho Interim Measures Agreement the DCFN appointed two members while the two Governments each appointed one member. Upon the recommendation of the Committee, the parties to the Interim Measures Agreement appoint a fifth member as Chairperson.

Once approved, the Land Use Plan will provide legally binding direction to regulatory agencies and decision-makers in their assessment of development projects, protected areas proposals and other land uses.

The Land Use planning process considered the traditional use and occupancy information that was gathered to determine the Interim Land Withdrawals, along with other information on the natural resources and the economic and social needs of the communities. In turn, the Plan will guide the revision of the Interim Land Withdrawals based on the new information that has been gathered. Representatives of the Planning Committee visited the Prairie Creek Mine site in September 2004.

The Company made a detailed submission to the Dehcho Land Use Planning Committee and participated in the planning process. The Company commented on each draft of the Plan as such draft was produced and participated in various Public Forums. The Company had concerns about the latest draft of the Land Use Plan (November 2005 – Revised February 2006) and recommended that the draft in its current form not be approved. The Department of Indian Affairs and Northern Development has also expressed concern to the Committee (January 2006).

The draft Land Use Plan was approved by the General Assembly of the Dehcho First Nations in May 2006 and submitted to the Minister for consideration. The Minister did not accept the Plan arguing that it incorporated too much land to be preserved from development. In April 2007 the Federal Government and the Dehcho First Nations entered into an agreement to form a new Committee with representatives from all sides to negotiate a new revised plan. The Company understands that negotiations on a draft Land Use Plan are continuing.

The outcome of the Dehcho Process negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Dehcho government within the Dehcho territory. It is expected that the negotiations towards a Dehcho Final Agreement will take many years to complete.

The Company cannot predict the impact, if any, that the Dehcho Final Agreement if eventually approved and signed may have on the Prairie Creek Mine or the permitting thereof.

Nahanni Butte Dene Band

The Prairie Creek Mine is located 90 kilometres from the nearest settled community of Nahanni Butte, located at the confluence of the South Nahanni and Liard Rivers, 146 kilometres downstream of the minesite. The population of Nahanni Butte is approximately 90 people and water for domestic purposes is supplied by well. There is no permanent road access into the Prairie Creek Property, other than the existing Winter Road which was established in 1981. Regular access is by air only to a private airstrip controlled by the Company. There is no other existing land occupation, nor commercial land or water based activities in the vicinity of the mine. Similarly, no traditional use or trapping activity has been observed in the minesite area in recent history.

In October 2008, Canadian Zinc and the Nahanni Butte Dene Band entered into a MOU, to establish a mutually beneficial, co-operative and productive relationship. In the MOU, the Band agreed to maintain close communication links with Canadian Zinc, participate in good faith in current and pending environmental assessment and regulatory processes, and not to oppose, “in principle,” mining operations at Prairie Creek. Canadian Zinc has agreed to apply best efforts to employ Band members and to assist the Band and its community to benefit from business opportunities associated with the exploration and development of the Prairie Creek Project. The MOU also provides for the subsequent negotiation of an Impact Benefits Agreement regarding mining operations. Nothing within the MOU is intended to define, create or extinguish any rights of the Band or Canadian Zinc and the MOU is not legally binding on the parties.

The Company continued discussions and engagement with the Band throughout 2009 and 2010, specifically regarding their Traditional Knowledge and alternate routes for the access road to Prairie Creek, taking into consideration the expressed preferences of the community of Nahanni Butte. The Band outlined their concerns with the project and the Company’s responses to date include investigation of road realignment options and surveys of specific locations along the access road for heritage resources.

In January 2011, the Company signed the NAH?A DEHE DENE PRAIRIE CREEK AGREEMENT (the “Nahanni Agreement”) which provides for an ongoing working relationship between Canadian Zinc Corporation and the Nah?a Dehe Dene Band (Nahanni Butte Dene Band) that respects the goals and aspirations of each party and will enable the Nahanni community members to participate in the opportunities and benefits offered by the Prairie Creek Project and confirms their support for the Prairie Creek Mine.

The Nahanni Agreement provides a framework such that training, employment and business contracts are made available to Nahanni to ensure maximization of benefits from opportunities arising from the Prairie Creek Project in a manner that will be to the mutual benefit of both parties.

The Company believes that the separate goals of the Dehcho First Nations in achieving political sovereignty and economic self-sufficiency whilst protecting the environment are compatible. The Nah?a Dehe Dene Prairie Creek Agreement provides for a positive and cooperative working relationship between the Company and Nahanni Butte in respect of developing and operating an environmentally sound mining undertaking at Prairie Creek, which will not have significant adverse environmental effects on the ecological integrity of the South Nahanni River or the Nahanni National Park Reserve.

Liidlii Kue First Nation

In June 2011, the Company signed an Impact Benefits Agreement (“LKFN Agreement”) with the Liidlii Kue First Nation (“LKFN”) of Fort Simpson. The LKFN Agreement is similar in many respects to the above mentioned Nahanni Agreement entered into with the Nahanni Butte Dene Band. The LKFN has agreed to support CZN in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project. The Agreement is intended to ensure that CZN undertakes operations in an environmentally sound manner. LKFN will appoint a qualified Monitor to monitor environmental compliance and to monitor impacts of the Mine on the environment or wildlife and to work with CZN to prevent or mitigate such impacts.

The LKFN Agreement provides a framework such that training, employment and business contracts, and some financial provisions are made available to the LKFN to ensure maximization of benefits from opportunities arising from the Prairie Creek Project in a manner that will be to the mutual benefit of all parties. The Liidlii Kue First Nation is a member of the Dehcho First Nations. LKFN is the largest member of the Dehcho First Nations.

Socio-Economic Agreements

In August 2011, the Company signed a Socio-Economic Agreement with the Government of the Northwest Territories related to the planned development of the Prairie Creek Mine. The Socio-Economic Agreement establishes the methods and procedures by which the Company and the GNWT have agreed to work together to maximize the beneficial opportunities and minimize the negative socio–economic impacts arising from an operating Prairie Creek Mine. The Socio-Economic Agreement defines hiring priorities and employment commitments and practices during the construction, operation and closure of the Prairie Creek Mine and across the entire spectrum of project-based employment. The Company has targeted employment levels of at least 60% Northwest Territories residents and 25% Aboriginals. The Company has agreed to implement policies to maximize business and value-added opportunities for businesses in the Northwest Territories. Canadian Zinc will use its best efforts to ensure that purchases of goods and services through or from Northwest Territories businesses will be at least 30% during construction and at least 60% during operations.

In August 2011, Human Resource and Skills Development Canada, a federal department of the Government of Canada, approved a commitment of $3 million over a three-year period to fund "More Than a Silver Lining", a program to provide Aboriginal participants with training-to-employment opportunities in a variety of mining-related occupations at the Prairie Creek Mine. In addition to the funding from the Government of Canada, the program received an additional $1 million from Canadian Zinc, the GNWT and the communities of Nahanni Butte, Fort Simpson, Fort Liard, Trout Lake and Jean Marie River.

The “More Than a Silver Lining” program delivered 19 training projects in the Dehcho Region over the three year period ending in 2013. Of the 19 training projects, six were facilitated by Canadian Zinc at the Prairie Creek Mine. Over the course of three years approximately 300 local individuals were assessed for participation in the training programs with 250 people actually participating, of which approximately 70 are reported to have returned to employment and others have moved on to higher education.

In August 2012, Canadian Zinc and the GNWT Department of Transportation signed a Collaboration Agreement to ensure effective co-operation related to the public transportation infrastructure that will support the Prairie Creek Mine project and will help ensure that both public needs and mine activities are supported.

Canadian Zinc plans to use the existing Northwest Territories public transportation system to bring goods, fuel and equipment by road to the Mine and to transport its mineral products from the Mine to world markets. As part of this Collaborative Agreement, to assist in priority setting, CZN will provide reports to the Department of Transportation on its anticipated road transportation requirements for the construction and operation of the Prairie Creek Mine which will help the Department of Transport to plan future work on these roads to maintain and enhance these roads effectively and the Department agreed to work closely with Canadian Zinc to ensure public safety by identifying areas of Highway 7 and the Nahanni Butte access road that require enhancement or upgrading.

Acquisition of Messina Minerals Inc.

On December 20, 2013, the Company completed its previously announced acquisition of Messina Minerals Inc. Under the terms of the Agreement, Canadian Zinc acquired all of the outstanding common shares of Messina in exchange for 2,132,714 common shares of Canadian Zinc by way of a statutory plan of arrangement on the basis of one share of Canadian Zinc for 5.9 shares of Messina.

Total consideration transferred was $1,372,000, which was comprised of the issuance of 2,132,714 common shares valued at $896,000 based on the closing market price of the Company’s shares on December 20, 2013 of $0.42 per share, conversion of options and warrants with a fair value of $19,000; Messina shares amounting to 3,000,000 which were previously acquired and valued at $180,000 based on the closing market price of Messina shares on December 20, 2013 of $0.06 per share and transaction costs of $277,000. The purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair value at the date of acquisition.

Canadian Zinc acquired 100% interest in several base metal properties in central Newfoundland including in the Tulks South Property, which includes the Boomerang, Domino and Long Lake base and precious metal-rich VMS deposits situated near the Company’s South Tally Pond project in central Newfoundland.

NI 43-101 mineral resource estimates include:

•
Boomerang deposit: Indicated mineral resource of 1.36 million tonnes grading 7.1% Zn, 3.0% Pb, 0.5% Cu, 110 g/t Ag and 1.7 g/t Au; and Inferred mineral resource of 0.28 million tonnes grading 6.7% Zn, 2.9% Pb, 0.4% Cu, 96.5 g/t Ag and 1.3 g/t Au;

•	Domino deposit (adjacent to Boomerang): Inferred resource estimate: 0.41 million tonnes grading 6.3% Zn, 2.8% Pb, 0.4% Cu, 94 g/t Ag and 0.6 g/t Au,
 (See Messina Minerals Inc. Technical Report, dated August 1, 2007, Tulks South Property, Central Newfoundland, Canada filed on SEDAR.)

The Boomerang deposit has some of the highest grade characteristics in the region. Exploration upside and resource expansion potential is believed to exist from numerous identified targets at surface and along strike to the northeast of the Boomerang deposit.

Tulks South Property

The following information is reproduced from the Tulks South Technical Report, August 2007 by Snowden and the detailed disclosure contained therein is incorporated into this AIF by reference:

“Summary

This Technical Report refers to the Tulks South Property, a mineral project located in central Newfoundland, Canada. The Tulks South Property is operated by Messina Minerals Inc. (Messina), a Canadian company listed on the TSX Venture Exchange.

The Tulks South Property is located in the Buchans-Victoria Lake area in the Central Mobile Belt of the Dunnage tectonostratigraphic zone of the Appalachian Belt. The Dunnage tectonostratigraphic zone comprises ophiolitic island arc and back arc rocks. The Buchans-Victoria Lake area is host to numerous polymetallic (Zn-Pb-Cu-Au-Ag) volcanogenic massive sulphide deposits; including the historic Buchans area polymetallic deposits and the recently producing Duck Pond copper-zinc mine.

The Tulks South Property was the subject of a previous Technical Report by Dearin (2006). This current Technical Report dated August 2007, is intended to disclose recently updated Mineral Resources at the Boomerang and Domino deposits, and exploration results at the Tulks East B Zone and the Hurricane Zone. The Property also includes historic zinc resources at the Tulks East A Zone, Tulks East B Zone, Skidder, and Long Lake Main Zones. Since the previous Technical Report, Messina has undertaken additional Mineral Resource delineation drilling, Mineral Resource estimations, exploration drilling, metallurgical test work, and environmental base line studies on the Property.

At a 1% Zn cut-off grade, Indicated Mineral Resources at Boomerang are reported as 1.4 Mt at 7.1% Zn, 3.0% Pb, 0.5% Cu, 110.4 g/t Ag, and 1.7 g/t Au. Inferred Mineral Resources at Boomerang are reported as 278 kt at 6.7% Zn, 2.9% Pb, 0.4% Cu, 96.5 g/t Ag, and 1.3 g/t Au at the same cut-off grade.

At Domino, adjacent to the Boomerang deposit, Inferred Mineral Resources at a 1% Zn cut-off grade are reported as 411 kt at 6.3% Zn, 2.8% Pb, 0.4% Cu, 94 g/t Ag, and 0.6 g/t Au.”

Acquisition of Paragon Minerals Corporation

On September 24, 2012, Canadian Zinc acquired all of the outstanding common shares of Paragon in exchange for common shares of Canadian Zinc on the basis of 0.136 of a share of Canadian Zinc for each share of Paragon.

Total consideration transferred was $4,080,000, which was comprised of the issuance of 7,299,019 common shares valued at $3,394,000 based on the closing market price of the Company’s shares on September 24, 2012 of $0.465 per share, conversion of options and warrants with a fair value of $53,000, Paragon shares amounting to 7,000,000 which were previously acquired and valued at $420,000 based on the closing market price of Paragon shares on September 24, 2012 of $0.06 per share and transaction costs of $213,000. The purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair value at the date of acquisition.

Paragon’s primary project is its 100% interest in the South Tally Pond Property, which includes the Lemarchant deposit, and is located in a proven mining district near Buchans, Newfoundland. The South Tally Pond Property covers 261 km2 and is immediately adjacent to Teck Resources Limited’s Duck Pond Cu-Zn mine and mill complex. The Lemarchant deposit is a significant precious metal-rich copper-lead-zinc Volcanogenic Massive Sulphide (“VMS”) discovery with a potential opportunity to develop into a viable economic resource. An initial NI 43-101 mineral resource estimate that was completed in March 2012 for Paragon on the Lemarchant deposit includes the following defined mineral resources:

•	Indicated resource estimate: 1.24 million tonnes at an average grade of 5.38% Zn, 0.58% Cu, 1.19% Pb, 1.10 g/t Au and 59.17 g/t Ag; and
•	Inferred resource estimate: 1.34 million tonnes at an average grade of 3.70% Zn, 0.41% Cu, 0.86% Pb, 1.00 g/t Au and 50.41 g/t Ag.
(See report entitled “NI 43-101 Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, Central Newfoundland, Canada” dated March 2, 2012 and filed on SEDAR under Paragon’s profile on March 9, 2012. (the “South Tally Pond Technical Report”))

The Lemarchant deposit has been defined to a 210 m depth and remains open along strike and at depth. The exploration potential outside of the Lemarchant area of the South Tally Pond Property is still relatively untapped with numerous priority VMS targets that have seen limited or no drilling.

South Tally Pond Property

The following information is reproduced from the South Tally Pond Technical Report dated March 2, 2012 and the detailed disclosure contained therein is incorporated into this AIF by reference:

Summary

This National Instrument 43-101 technical report documents exploration completed by Paragon Minerals Corporation (“Paragon”) on its 100% controlled South Tally Pond VMS Project (the “Property”) located in central Newfoundland. The exploration target is volcanogenic massive sulphide (“VMS”) similar to other VMS deposits in the area including the Buchans deposits and nearby Duck Pond deposit. The report covers exploration work completed by Paragon between September 2007 to September 2011 on the South Tally Pond Block of the South Tally Pond VMS Project. Highlights include an initial 43-101 compliant mineral resource estimate and preliminary metallurgical work completed on the Lemarchant Prospect.

This technical report was co-authored by Mr. David Copeland and Ms. Christine Devine of Paragon Minerals Corporation and Independent Qualified Persons Mr. Dean Fraser of RDF Consulting Ltd and Mr. Gary Giroux of Giroux Consultants Ltd. Mr. Fraser has relied on the information provided by Paragon and is responsible for all contents other than the resource estimation. Mr. Gary Giroux is responsible for the resource estimation portion of this report.

The South Tally Pond VMS Project is located 110 kilometres southwest of the town of Grand Falls-Windsor, NL and 35 kilometres south of the community of Millertown, NL. The Property consists of five, contiguous 100% controlled properties or blocks including the Harpoon Block, Gills Pond Block, Higher Levels Block, South Tally Pond Block and the South Tally Pond Extension Block. The aggregate land position comprises 8 map-staked mineral licences (856 claims) covering 21,400 hectares immediately southwest of the Duck Pond Mine. The South Tally Pond Block is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in this property by making one remaining share payment to the vendors. The Harpoon Block is subject to a 2% net smelter return royalty to the property vendors of which 50% is purchasable by Paragon.

The South Tally Pond project area has been explored intermittently since the late 1960’s for precious metal-rich polymetallic volcanogenic massive sulphide deposits. The bulk of the historic exploration work in the area was completed by Noranda and its various partners between 1973 and 1998. This exploration work resulted in the discovery of the Duck Pond and Boundary deposits. In addition, Noranda discovered numerous other prospects including the Lemarchant, Rogerson Lake, Bindon’s Pond, Higher Levels, Spencer’s Pond and Beaver Lake Prospects through geochemical and geophysical surveys. Each of these areas has seen limited to no drilling.

The South Tally Pond Project is underlain by rocks of the Victoria Lake supergroup which consists of a structurally complex, composite collage of bimodal Neoproterozoic to Ordovician arc-related magmatic and sedimentary rocks. The Victoria Lake supergroup hosts numerous base metal-bearing VMS deposits, showings and extensive alteration zones, and several gold deposits and showings. This mineralization is distributed throughout all of the lithotectonic assemblages, including the Tally Pond Volcanic Belt, that comprise the supergroup. The Tally Pond Volcanic Belt consists of Cambrian-aged volcanic, volcaniclastic and sedimentary rocks that extend from Victoria Lake northeast to Burnt Pond. The South Tally Pond Project is situated in the same volcanic belt and to the immediate southwest of Teck Resources Limited’s Duck Pond Copper Zinc Mine (5.1 million tonnes averaging 3.6% Cu, 6.3% Zn, 1.0% Pb, 64 g/t Ag and 0.9 g/t Au for both the Duck Pond and Boundary deposits).

The Lemarchant Deposit area is underlain by a north-striking sequence of bimodal submarine volcanic rocks (rhyolites and basalts) of the Tally Pond Volcanic Belt. The mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks. Polymetallic sulphide mineralization is hosted in moderate to intensely altered rhyolite breccias, massive flows and lesser tuffaceous horizons. The footwall to the semi-massive to massive sulphide mineralization is characterized by a well-developed, barium-enriched base metal stringer system, with moderate to intense quartz-sericite-chlorite to quartz-chlorite alteration. On several sections the footwall alteration zone is cut-off by a frequently recognizable, east-verging thrust fault (Lemarchant Fault) that potentially repeats the mineralized horizon at depth in the minimally tested Lower Felsic Block. The Lower Felsic Block represents an area of high exploration potential that warrants aggressive follow-up drilling.”

South Tally Pond 2013 Drill Program

A winter diamond drill program on the South Tally Pond property was completed in March 2013. A total of 11 drillholes (3,370 metres), including two drillhole extensions, were completed at the Lemarchant deposit. Highlights of the drill program include:

•	New massive sulphide mineralization discovered 250 metres to the northwest of the Lemarchant deposit in drillholes LM13-73 and LM13-74 (see news release dated February 27, 2013);
•	Significant massive sulphide mineralization intersected in drillhole LM13-79 which extends the Lemarchant deposit mineralization 35 metres up-dip; and
•	Three drillholes testing the south extension to the Lemarchant deposit intersected favourable felsic volcanic stratigraphy with locally anomalous base metal mineralization.

Beginning in September 2013 and ending in December 2013, fifteen drillholes totaling 4,928 metres of coring, nine of which intersected significant sulphide mineralization, were completed during the fall drill program on the Lemarchant deposit at the South Tally Pond project. Highlights include:

•
Additional massive sulphide mineralization intersected at the Northwest zone discovered in early 2013. The new Northwest zone, located 250 metres northwest of the Lemarchant deposit, now extends over a 100 metre strike length and remains open for expansion.

•	Significant precious metal values accompany the Northwest zone base metal mineralization, including samples assaying 463.0 g/t silver over 1.0 metre and 17.5 g/t gold over 0.8 metre.
•
Drilling at the North target intersected strongly altered felsic volcanic rocks directly below the overlying basalts, which is similar to the stratigraphy associated with the massive sulphide mineralization of the Lemarchant deposit to the immediate south.

South Tally Pond 2014 Drill Program

A diamond drill program commenced at the South Tally Pond project on February 6, 2014 and ended on March 12, 2014. The program consisted of six drillholes totaling 2,356 metres of coring. Priority drill targets for 2014 included further testing for additional massive sulphide to expand the newly discovered Northwest zone within 200 metres of the Lemarchant deposit. The results of this program are pending.

The drilling programs conducted in 2013 and 2014 on the Paragon Property were mostly outside the resource area and the drilling results are not considered material to the resource estimates.

Vatukoula Gold Mines plc

In 2009, the Company acquired an interest in Vatukoula Gold Mines plc (“VGM”). Canadian Zinc currently holds 12,573,380 shares of VGM, which represents approximately 3.6% of the issued share capital of VGM. VGM is a UK company, listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The shares of VGM were acquired for investment purposes. Depending on the performance of the Vatukoula mine and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

POLICIES

The Company maintains a written Code of Ethics (the “Code”), which defines the ethical and regulatory standards applicable to all directors, officer and employees (including contractors) and their family members (the "Representatives") of Canadian Zinc and its subsidiary and affiliates to promote: honest and ethical conduct; avoidance of conflicts of interest, whether actual or potential; full, fair, accurate, timely and understandable disclosure in financial statements, reports and documents that the Company files with, or submits to, shareholders and securities regulators, as well as in other public communications made by the Company; compliance with various legislation and regulations applicable to the Company; prompt internal disclosure of any violation of the Code; and accountability for any failure to respect the Code.

The full text of the Code of Ethics may be viewed at the Company's web site (www.canadianzinc.com)

RISK FACTORS

The following are major risk factors management has identified which relate to the Company’s business activities. Such risk factors could materially affect the Company’s future financial results, and could cause events to differ materially from those expressed or implied by forward-looking statements and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business and operations.

Other specific risk factors are discussed elsewhere in this AIF, as well as in the Company’s consolidated financial statements (under the headings “Nature of Operations and Going Concern”, “Significant Accounting Policies” and “Financial Instruments” and elsewhere within that document) and in Management’s Discussion and Analysis (under the headings “Critical Accounting Estimates” and “Risk Factors” and elsewhere within that document) for its most recently completed financial year, being the year ended December 31, 2013, and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company, and the Company's failure to successfully address any such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. The risk factors outlined in this section and elsewhere in this document should be carefully considered by investors when evaluating an investment in the Company.

The risk factors outlined in this section and elsewhere in this Annual Information Form should be carefully considered by investors when evaluating an investment in the Company.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc holds all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee Canadian Zinc will be able to maintain all necessary licences and permits as are required to explore and develop its properties, including the Prairie Creek Property, commence construction or operation of mining facilities or properties under exploration or development.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Property is encircled by the Nahanni National Park Reserve; however, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine area, including the sites of storage and other facilities connected with that road. The Company has obtained permits from the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine area. There can be no guarantee Canadian Zinc will be able to maintain all necessary permits on acceptable terms.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury. There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at the Prairie Creek Property, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Property are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company must obtain various regulatory approvals, permits and licences relating to the Prairie Creek Property and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties, including the Prairie Creek Property, on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time permits essential to operations are not obtained, or not obtained in a timely manner, or are cancelled or revoked, there is a risk that the Company may not be able to operate a mine at the Prairie Creek Property.

Political and Legislative

Canadian Zinc conducts its operations in Canada and specifically in the Northwest Territories and the province of Newfoundland and Labrador. The Mackenzie Valley in the Northwest Territories of Canada is in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

There was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley between 1998 and 2000. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and in May 2010 announced an Action Plan to improve northern regulatory regimes, which anticipate changes to the current legislative framework and regulatory processes. In 2013, the Federal Government introduced Bill C-15 The Northwest Territories Devolution Act which includes proposed amendments to the Mackenzie Valley Resource Management Act, which amendments may impose additional regulations, obligations or restrictions on mining operations in the Mackenzie Valley.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

On March 11, 2013, the Prime Minister of Canada announced that negotiators had reached consensus on the terms for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories. Devolution in the NWT will mean the transfer of decision-making and administration for land and resource management from the Government of Canada to the Government of the Northwest Territories. The territorial government will become responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. It will also give them the power to collect and share in resource revenues generated in the territory. The Federal Government introduced Bill C-15 The Northwest Territories Devolution Act and the governments are working toward an effective date of April 1, 2014.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Financing and Going Concern

The successful development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources in order to fund its planned exploration and development programs and its corporate administration costs. There is a risk that additional financing will not be available to the Company on a timely basis or on acceptable terms. There are no assurances that the Company will continue to be able to obtain additional financial resources and/or achieve positive cash flows or profitability. Canadian Zinc has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business. If the Company is unable to obtain adequate additional financing, the Company may be required to curtail operations and its exploration and development activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. The SNC Preliminary Feasibility Study estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production is estimated to be $34 million plus a contingency of $7 million for a total of $41 million. The PFS included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The recently issued water licence and land use permits together provide for the posting, in stages, of a total of approximately $20.4 million in financial assurance for expected decommissioning liabilities. Failure to obtain sufficient financing or to post the financial assurance or security when required will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Metal Prices and Marketability of Minerals

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, a profitable market may exist for the sale of products, including concentrates from the Prairie Creek Project. Factors beyond the control of the Company may affect the marketability of minerals or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of which cannot be accurately predicted.

Factors tending to affect the price of metals include:

• The relative strength of the U.S. dollar against other currencies;
• Government monetary and fiscal policies;
• Expectations of the future rate of global monetary inflation and interest rates;
• General economic conditions and the perception of risk in capital markets;
• Political conditions including the threat of terrorism or war;
• Speculative trading;
• Investment and industrial demand; and
• Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new and existing projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.

Future production, if any, from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc may never commence commercial production and may lose its interest in, or may be forced to sell, its properties. The SNC Preliminary Feasibility Study on the Prairie Creek Project, completed in 2012, assumed levels of treatment charges, penalties and payabilities for all concentrates used in the economic analysis and were derived from a market study conducted by an independent third-party, however, no smelters or concentrate buyers have directly offered or confirmed the assumed treatment charges, penalties or payabilities. There can be no assurance that the assumed terms will be available to the Company.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

• Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
• Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s Mineral Reserves or Mineral Resources uneconomic;
• Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
• The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require Canadian Zinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Vatukoula Gold Mines plc

The Company has a significant interest in Vatukoula Gold Mines plc, which operates the Vatukoula Gold Mine in Fiji. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the share price of VGM. On March 17, 2014, the value of the Company’s investment in VGM was $1.6 million.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. One director of Canadian Zinc also serves as a director of Vatukoula Gold Mines plc. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this MD&A, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $88.8 million through December 31, 2013. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of December 31, 2013, there were 172,828,575 common shares outstanding. As of December 31, 2013, the Company had 7,247,734 share purchase options and 8,490,200 warrants outstanding allowing the holders to purchase 15,737,934 common shares. Directors and officers of the Company hold 5,000,000 of these share purchase options, contractors and employees of the Company hold 2,247,734 share purchase options and third-party entities hold 8,490,200 share purchase warrants. As of March 20, 2014, there were 173,141,709 common shares outstanding and the Company had 6,934,600 share purchase options and 1,685,200 warrants outstanding allowing the holders to purchase 8,619,800 common shares. The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

DIVIDENDS AND DISTRIBUTIONS

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

CAPITAL STRUCTURE

Canadian Zinc's capital structure consists of only one class of common shares without par value, with an unlimited authorized capital. Each common share is entitled to one vote and all common shares rank equally for the payment of dividends and for all distributions, whether upon dissolution, a winding up or otherwise. At December 31, 2013, the Company had 172,828,575 shares issued and outstanding. At March 20, 2014, the Company had 173,141,709 shares issued and outstanding. At December 31, 2013, the Company also had 7,247,734 stock options outstanding and 8,490,200 warrants outstanding. At March 20, 2014, the Company had 6,934,600 options outstanding and 1,685,200 warrants outstanding. Each stock option and each warrant entitles the holder to purchase one common share.

Details regarding the Company’s outstanding options are as follows:

		Options Outstanding
Expiry Date	Exercise Price	December 31, 2013	March 20, 2014
March 20, 2014	$0.30	138,134	-
March 27, 2014	0.23	1,375,000	1,200,000
December 31, 2014	1.14	40,800	40,800
May 12, 2015	0.45	4,460,000	4,460,000
January 27, 2016	0.71	300,000	300,000
July 4, 2016	0.81	23,800	23,800
October 3, 2017	0.46	910,000	910,000
		7,247,734	6,934,600

Details regarding the Company’s outstanding warrants are as follows:

		Warrants Outstanding
Expiry Date	Exercise Price	December 31, 2013	March 20, 2014
January 6, 2014	$0.90	3,805,000	-
February 10, 2014	0.90	3,000,000	-
June 3, 2014	1.47	1,212,855	1,212,855
June 5, 2014	3.54	84,745	84,745
February 20, 2015	0.63	387,600	387,600
		8,490,200	1,685,200

MARKET FOR SECURITIES

The Company's common shares trade on the Toronto Stock Exchange under the symbol “CZN”. The following table shows the price ranges and volume traded of the Company’s common shares on the Toronto Stock Exchange on a monthly basis for each month of 2013.

Month	High	Low	Volume
January	0.65	0.39	7,430,372
February	0.75	0.50	5,552,911
March	0.63	0.46	4,690,624
April	0.53	0.36	3,567,746
May	0.50	0.36	2,511,862
June	0.50	0.41	2,287,797
July	0.68	0.44	3,271,421
August	0.69	0.61	2,552,902
September	0.73	0.48	4,840,451
October	0.58	0.43	2,802,493
November	0.49	0.39	1,633,433
December	0.47	0.38	2,526,303
Year	0.75	0.36	43,668,315

PRIOR SALES

During the most recently completed fiscal year and up to the date of this Annual Information Form, the Company has not issued any common shares that are not listed or quoted on a marketplace. Stock options issued under the Company’s stock option plan and warrants are not listed or quoted on a marketplace.

ESCROWED SECURITIES

To the Company's knowledge, there were no common shares of the Company held in escrow or subject to a contractual restriction on transfer for the Company's most recently completed financial year or as at the date of this AIF.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Name, Province or State and Country of Ordinary Residence and Position Held with the Company	Principal Occupation During Preceding Five Years	Date First Became Director of the Company(5)	Common Shares beneficially owned, controlled or directed, directly or indirectly (1)
Brian A. Atkins (2) (3) British Columbia, Canada Director
Chartered Accountant; Partner at KPMG LLP, Chartered Accountants, from 1978 to 2005; Director of BlueShore Financial; Member of Independent Review Committee of Inhance Investment Management Inc. until December 2009; Member of the Institute of Corporate Directors.
		June 2008	200,000 common shares

John F. Kearney Ontario, Canada Chairman, President, Chief Executive Officer and Director
Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003; Chairman of Labrador Iron Mines Limited since May 2007; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994; Director of Vatukoula Gold Mines plc (July 2009 to August 2013).
		November 2001	2,833,909 common shares

John A. MacPherson (2) (3) British Columbia, Canada Director	Private Businessman; Director of Vatukoula Gold Mines plc since July 2009.	May 1999	118,500 common shares

Dave Nickerson (2) (3) (4) Northwest Territories, Canada Director
Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister.
		March 2004	50,000 common shares

Alan B. Taylor (4) British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004.	March 2004	Nil

Trevor L. Cunningham British Columbia, Canada Chief Financial Officer, Vice President Finance and Corporate Secretary
Chief Financial Officer and Vice President Finance of Canadian Zinc Corporation since January 2011; Chartered Professional Accountant, Certified Management Accountant; former Project Manager of BC Hydro Corporation (January 2009 to July 2010).
		N/A	Nil
(1)
The information as to common shares beneficially owned, controlled or directed by the above-named directors as at the date hereof, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of Health and Safety Committee.
(5)	All Directors are elected annually to hold office until the Company’s next Annual Meeting of shareholders.

Based on information provided by such persons, as at the date of this Annual Information Form, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 3,202,409 common shares of the Company, representing approximately 1.9% of the issued and outstanding common shares of the Company. In addition, the directors and executive officers of the Company as a group hold stock options for the purchase of an aggregate of 4,900,00 common shares in the capital of the Company, which options have an exercise price of between $0.23 and $0.71 per share and expire between March 27, 2014 and October 3, 2017.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company’s directors or executive officers or, to the Company’s knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)           is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)           has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c)           has been subject to:

(i)           any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)           any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

None of the Company’s directors or executive officers is, as at the date of this Annual Information Form, or has been, within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)           was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)           was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

“Order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

Conflicts of Interest

As further disclosed under “Risk Factors – Executives and Conflicts of Interest”, certain of the directors and officers of the Company, including the President and Chief Executive Officer, also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development. One director of the Company also serves as a director of Vatukoula Gold Mines plc. Consequently there exists the possibility for such directors and officers to be in a conflict of interest position.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings that the Company is or was a party to, and no such legal proceedings are known by the Company to be contemplated since the beginning of the most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, none of the directors or executive officers, or shareholders that beneficially own, control or direct, directly or indirectly, more than 10% of the Company’s shares, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transactions in which the Company has participated within the three most recently completed financial years or in the current financial year prior to the date of this Annual Information Form, which has materially affected or is reasonably expected to materially affect the Company.

Certain directors, and/or executive officers, have participated in financings of the Company and/or have been granted stock options of the Company and/or received consulting fees for services provided to the Company.

TRANSFER AGENTS AND REGISTRARS

The Transfer Agent and Registrar for the Company’s common shares is:

Computershare Investor Services Inc.
510 Burrard Street, 4th floor
Vancouver, BC    V6C 3B9

and

100 University Avenue
Toronto, ON    M5J 2Y1

The Company acts as its own Agent and Registrar for the Company’s share purchase warrants. The Company’s share purchase warrants are not traded or quoted on any stock exchange.

MATERIAL CONTRACTS

The following list sets forth or refers to the particulars of each material contract of the Company that was entered into within the last financial year and up to the date of this Annual Information Form or before the last financial year but is still in effect, and that is required to be filed under section 12.2 of National Instrument 51-102 (“NI 51-102”) at the time this Annual Information Form is filed or would be required to be filed under section 12.2 of NI 51-102 at the time this Annual Information Form is filed but for the fact that it was previously filed:

•
Arrangement Agreement among Canadian Zinc Corporation, Messina Minerals Inc. and 0980829 B.C. LTD. dated as of October 21, 2013 (See “General Development of the Business - Acquisition of Messina Minerals Inc." for further details on this agreement).

INTERESTS OF EXPERTS

Names of Experts

The following are the persons or companies, who were named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to, the fiscal year ending December 31, 2013, being the Company’s most recently completed financial year, whose profession or business gives authority to the statement, report or valuation made by the person or company:

•
Ernst & Young LLP, Chartered Accountants, prepared an independent auditors’ report dated March 20, 2014 in respect of the Company’s audited consolidated financial statements with accompanying notes as at and for the year ended December 31, 2013 and 2012;

•
J. Morton Shannon, P.Geo., Dinara Nussipakynova, P.Geo. of AMC Mining Consultants Ltd., JB Hancock, P.Eng. of Barrie Hancock & Associates Inc. and B. MacLean, P.Eng. of SNC-Lavalin Inc., independent and “qualified persons” as defined in NI 43-101, are the authors responsible for the preparation of the AMC Technical Report;

•
Dean Fraser, B.Sc., P.Geo., of RDF Consulting Ltd., and Gary H. Giroux, P.Eng., M.ASc., of Giroux Consultants Ltd., independent and "qualified persons” as defined in NI 43-101, and David A. Copeland. M.Sc. P.Geo. and Christine A. Devine, M.Sc., P.Geo., “qualified persons” as defined in NI 43-101, are the authors responsible for the preparation of the South Tally Pond Technical Report; and

•
Pamela De Mark, B.Sc. (App.Geo) Hons, MAusIMM of Snowden and Charles Dearin, P.Geo of FORTIS, independent and “qualified persons” as defined in NI 43-101, are the authors responsible for the preparation of the Snowden Technical Report.

Interests of Experts

Based on information provided by the experts, other than as disclosed below, none of the experts named under “Names of Experts” above, when or after they prepared the statement, report or valuation, has held, or received or will receive, any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates (based on information provided to the Company by such experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The Company’s auditors, Ernst & Young LLP, have advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee has adopted a Charter, the text of which is set out below:

“Charter of the Audit Committee of the Board of Directors”

I.           MANDATE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Canadian Zinc Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s mandate and responsibilities are to:

•	recommend to the Board the external auditors to be nominated and the compensation of such auditor;
•
oversee and monitor the work and performance of the Corporation's external auditors, including meeting with the external auditors and reviewing and recommending all renewals or replacements of the external auditors and their remuneration;

•	pre-approve all non-audit services to be provided to the Corporation by the external auditors;
•	review the financial statements and management's discussion and analysis (MD&A) andannual and interim financial results press releases of the Corporation;
•	oversees the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;
•	provide oversight to any related party transactions entered into by the Corporation.

II.           AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties;
•	set and pay the compensation for advisors employed by the Audit Committee; and
•	communicate directly with the external auditors.

III.           COMPOSITION AND MEETINGS

•	The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including those of all applicable securities regulatory authorities.
•
The Committee shall be composed of three directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair. A minimum of two members of the Committee present either in person or by telephone shall constitute a quorum.

The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

•	Each member of the Committee shall be “independent” and shall be “financially literate” (as each such term is defined in Multilateral Instrument 52-110)
•	The Committee shall meet at least quarterly, as circumstances dictate or as may be required by applicable legal or listing requirements.
•
Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

IV.           RESPONSIBILITIES

•
The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable International Financial Reporting Standards and report thereon to the Board and recommend to the Board whether or not same should be approved, prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements.

•	The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.
•
The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, management’s discussion and analysis and annual and interim earnings press releases before the Corporation publicly discloses this information.

•
The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, before the Corporation publicly discloses this information.

•	The Committee shall meet no less frequently than annually with the external auditors to review accounting practices, internal controls and such other matters as the Committee deems appropriate.
•
The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

•	The Committee shall provide oversight to any related party transactions entered into by the Corporation.
•
In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance or tax advice or any non-audit services the Chief Financial Officer of the Corporation shall consult with the Audit Committee, who shall have the authority to approve or disapprove such non-audit services. The Audit Committee shall maintain a record of non-audit services approved by the Audit Committee for each fiscal year and provide a report to the Board on an annual basis.

•	The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.
•	The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

Composition of Audit Committee

The Audit Committee, as of the date of this AIF, is composed of Brian Atkins, Dave Nickerson and John MacPherson. The Company considers each member of the Audit Committee to be financially literate and independent for the purposes of National Instrument 52-110 (“NI 52-110”).

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below:

Brian A. Atkins, CA graduated from the University of British Columbia with a Bachelor of Commerce and obtained his Chartered Accountant designation from the British Columbia Institute of Chartered Accountants. Mr. Atkins joined KPMG LLP, Chartered Accountants, in 1969 and was admitted as a partner in 1978. As a KPMG partner, Mr. Atkins provided audit, accounting and advisory services to a number of public and private companies continually throughout the period until his retirement from KPMG in September 2005. Mr. Atkins is currently a director of BlueShore Financial, currently a member of the Institute of Corporate Directors and was until December 2009 a Member of the Independent Review Committee of Inhance Investment Management Inc. He has a thorough understanding of accounting standards used by the Company in preparing its annual and quarterly financial statements. He has a thorough understanding of internal controls over financial reporting.

Dave Nickerson B.Sc., M.Sc., Mr. Nickerson holds a Bachelors degree in Mining Engineering from the University of Birmingham and a Masters degree in Mineral Exploration from Laurentian University and has taken Post-Graduate Courses in Mineral Development and in Legislation Strategy at McGill University, Montreal. He is a Professional Engineer and a member of the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories. He was elected as Member of Parliament for three terms 1979 to 1988, during part of which time he served as a member of the House Standing Committee on Public Accounts, and as a Member of the Legislative Assembly of the Northwest Territories 1975 to 1979. He served as the Chairman of the Northwest Territories Water Board from 1988 to 1994. He has served as a director of public companies for a period in excess of five years. He has an understanding of the accounting principles used by the Company to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. He has experience evaluating financial statements with accounting issues comparable to the financial statements and issues that can reasonably be expected to be raised by the Company’s financial statements. He has an understanding of internal controls and procedures for financial reporting.

John MacPherson has served on the Boards of many public companies as chairman, president or director for over 40 years. Having worked in the investment industry he was licenced to sell securities which required him to understand and evaluate complex financial reports. He has an understanding of the accounting principles used by the Company to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.2 of NI 52-110 (Initial Public Offerings), Section 3.3(2) of NI 52-110 (Controlled Companies), Section 3.4 of NI 52-110 (Events Outside Control of Member), Section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member), Section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 of NI 52-110 (Acquisition of Financial Literacy), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions).

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year (January 1, 2013) there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by the Auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit services, to be approved by the Audit Committee provided the Audit Committee is informed of each particular service. All of the engagements and fees for fiscal 2013 and 2012 were approved by the Audit Committee. The Audit Committee reviews with the auditors whether non-audit services to be provided, if any, are compatible with maintaining the auditor’s independence.

External Auditor Service Fees (By Category)

The aggregate amounts billed by auditors for the two fiscal years ended December 31, 2013 and 2012 for audit fees, audit related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2013 (4)	Year Ended December 31, 2012 (4)
Audit Fees (1)	$130,000	$140,000
Audit-Related Fees (2)	30,000	46,000
Tax Fees (3)	30,000	8,000
All Other Fees	58,000	26,000
Total	$248,000	$220,000
(1) “Audit Fees” represent fees for the audit of the annual consolidated financial statements, and review in connection with the statutory and regulatory filings.
(2) “Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
(3) “Tax Fees” represent fees for tax compliance, tax advice and planning.
(4) Fees for the year ended December 31, 2013, are based, in part, upon estimates received by Canadian Zinc as final invoices are yet to be rendered as of the date of this AIF.

ADDITIONAL INFORMATION

Additional information relating to the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent Annual Meeting of Shareholders that involved the election of directors, which may be found on SEDAR at www.sedar.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Additional financial information is contained in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year which may be found on SEDAR at www.sedar.com.